Exhibit 99.3

THE BUSINESS OF GAMING

YE 2021

EnthusiastGaming

Enthusiast Gaming Holdings Inc.

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Year Ended December 31, 2021

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis is management’s assessment of the results and financial condition of Enthusiast Gaming Holdings Inc. (the “Company” or “Enthusiast Gaming”). The following information should be read in conjunction with the Company's audited consolidated financial statements for the years ended December 31, 2021, and 2020 and accompanying notes, all of which are available on Enthusiast Gaming's issuer profile on SEDAR at www.sedar.com and in the United States on EDGAR at www.sec.gov/edgar.

The date of this management’s discussion and analysis (“MD&A”) is March 28, 2022. Unless otherwise indicated, all financial data in this MD&A has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee. This MD&A has been prepared pursuant to the disclosure requirements under National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the United States / Canada Multijurisdictional Disclosure System, the Company is permitted to prepare the MD&A in accordance with the Canadian disclosure requirements which may differ from United States disclosure requirements. All dollar amounts are stated in Canadian Dollars unless otherwise indicated.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains "forward-looking information" within the meaning of applicable Canadian securities legislation ("forward-looking information"). Such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below and as detailed under “risks and uncertainties” in this MD&A.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking information contained herein is given as of the date of this MD&A and the Company disclaims any obligation to update any forward-looking information, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

NON-GAAP MEASURES

There are measures included in this MD&A that do not have a standardized meaning under generally accepted accounting principles (GAAP) and therefore may not be comparable to similarly titled measures and metrics presented by other issuers and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. In particular, “working capital” is a non-GAAP measure. Enthusiast Gaming includes this measure because it believes certain investors use this measure and metric as a means of assessing financial performance and that such measure highlights trends in the Company's financial performance that may not otherwise be apparent when one relies solely on GAAP measures.

The non-GAAP measure presented in the MD&A is “working capital”, which refers to current assets minus current liabilities.

Non-GAAP measures should not be considered in isolation or as a substitute for revenue, net income, cash flows generated by operating, investing or financing activities, or other financial statement data presented in accordance with GAAP, and may not be comparable to similarly titled measures used by other companies.

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Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Year Ended December 31, 2021

DESCRIPTION OF ENTHUSIAST GAMING HOLDINGS INC.

Enthusiast Gaming is building the largest media platform for video game and esports fans to connect and engage worldwide. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like-minded communities to deliver the ultimate fan experience. This vertically integrated media platform engages a diverse, youthful and affluent audience who are watching, reading and consuming gaming content. Over 70%1 of Enthusiast Gaming’s audience is comprised of Gen Zs and Millennials who rely on the Enthusiast Gaming platform to learn, engage, communicate, create, and share gaming related content.

Between its online digital media properties, its network of partner websites and video channels, its library of web and mobile casual games, its video gaming expo, and its esports organization (Luminosity Gaming Inc., “Luminosity Gaming” or “Luminosity”), the Company engages approximately 300 million gaming enthusiasts worldwide monthly.

Enthusiast Gaming was incorporated under the Business Corporation Act (British Columbia) on June 27, 2018. The Company is a publicly traded company listed on the Toronto Stock Exchange (“TSX”) and Nasdaq Global Select Market (“Nasdaq”) under the symbol "EGLX". The Company commenced trading on the TSX on January 27, 2020, following a graduation from the TSX Venture Exchange (the “TSXV”). The Company commenced trading on Nasdaq on April 21, 2021, following its filing of a Registration Statement on Form 40-F with the United States Securities and Exchange Commission (“SEC”). Enthusiast Gaming maintains its registered office at 510 West Georgia Street, Suite 1800, Vancouver, British Columbia, V6B 0M3 and its executive office at 90 Eglinton Avenue East, Suite 805, Toronto, Ontario, M4P 2Y3.

On August 30, 2020, the Company acquired all of the issued and outstanding shares of Omnia Media Inc. (“Omnia”) from Blue Ant Media Solutions Inc. (“Blue Ant”) pursuant to a share purchase agreement dated August 6, 2020 (the “Omnia SPA”). Pursuant to the terms of the Omnia SPA, Blue Ant would receive (i) a cash payment of $11,000,000, subject to a customary working capital adjustment and holdbacks, (ii) 18,250,000 common shares of the Company which are subject to resale restrictions of: 50% after 180 days; 25% after 270 days; and 25% after 360 days, and (iii) a vendor-take-back loan with a face value of $5,750,000, which will bear interest at 9% per annum, compounded annually and payable at maturity, and carries a maturity of 36 months from the acquisition date. The Omnia SPA is accounted for in accordance with IFRS 3 as the operations of Omnia constitute a business.

On May 1, 2021, the Company acquired all of the outstanding common shares of Vedatis SAS (“Vedatis”) from the owners pursuant to a share purchase agreement dated May 1, 2021 (the “Vedatis SPA”). Pursuant to the terms of the Vedatis SPA, for the exchange of all outstanding common shares, the previous owners of Vedatis would receive (i) a cash payment of Euro €3,500,000, subject to a Euro €100,000 target working capital adjustment (ii) the issuance of Euro €1,500,000 of common shares of the Company (iii) a cash payment of Euro €1,250,000 on the first anniversary of closing (iv) a payment of Euro €750,000 on the first anniversary of closing, which may be paid in cash or common shares at the option of the Company, and (v) an earn-out payment based o the performance of Vedatis. The earn-out payment, subject to certain conditions, is equal to the sum of earnings before interest, taxes, depreciation, and amortization for the best four consecutive quarters of the existing Vedatis business at the time of closing excluding new business generated or enhanced by the Company. The earn-out period is for four years following May 1, 2021. The Company has, at its option, the ability to settle the earn-out payment half in cash and half in common shares. The earn-out payment is to be paid no later than 60 days from the completion of the earn-out period. The Vedatis SPA is accounted for in accordance with IFRS 3 as the operations of Vedatis constitute a business.

On June 21, 2021, the Company, through its wholly owned subsidiary, Enthusiast Gaming Media (US) Inc. (“Media US”), completed the acquisition of Tabwire LLC (“Tabwire”) pursuant to an equity purchase agreement dated April 22, 2021 (the “Tabwire EPA”). Pursuant to the terms of the Tabwire EPA, the Company acquired all of the outstanding membership interest of Tabwire in exchange for (i) a cash payment of USD $5,000,000, subject to an accounts receivable adjustment, and (ii) the issuance of USD $6,000,000 of common shares of the Company. The Tabwire EPA is accounted for in accordance with IFRS 3 as the operations of Tabwire constitute a business.

1 Calculated based on data provided by Comscore as of December 2021.

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Enthusiast Gaming Holdings Inc.
Management Discussion and Analysis
For the Year Ended December 31, 2021

DESCRIPTION OF ENTHUSIAST GAMING HOLDINGS INC. (Continued)

On August 30, 2021, the Company, through its wholly-owned subsidiary, Media US, acquired all of the issued and outstanding membership interest of GameKnot LLC (“GameKnot”) pursuant to an equity purchase agreement dated August 30, 2021 (the “GameKnot EPA”). Pursuant to the terms of the GameKnot EPA, the Company acquired all of the outstanding membership interest of GameKnot in exchange for i) a cash payment of USD $1,500,000, (ii) the issuance of USD $750,000 of common shares of the Company (iii) a payment of USD $500,000 on the six-month anniversary of closing which may be paid in cash or common shares at the option of the Company. The GameKnot EPA is accounted for in accordance with IFRS 3, as the operations of GameKnot constitute a business.

On September 3, 2021, the Company, through its wholly-owned subsidiary, Media US, acquired all of the issued and outstanding shares of Addicting Games, Inc. and TeachMe, Inc. (“TeachMe”, which together with Addicting Games, Inc., is herein referred to a “Addicting Games”) pursuant to a share purchase agreement dated September 3, 2021 (the “Addicting Games SPA”). Pursuant to the terms of the Addicting Games SPA, the Company acquired all of the outstanding common shares of Addicting Games in exchange for i) a cash payment of USD $10,000,000, subject to a working capital adjustment and other adjustments, (ii) the issuance of USD $12,000,000 of common shares of the Company, (iii) a payment of USD $7,000,000 on the first anniversary of closing which may be paid in cash or common shares at the option of the Company, and (iv) a payment of USD $3,800,000 on the second anniversary of closing which may be paid in cash or common shares at the option of the Company. The Addicting Games SPA is accounted for in accordance with IFRS 3 as the operations of Addicting Games constitute a business.

On November 22, 2021, the Company, through its wholly-owned subsidiary, Media US, acquired all of the issued and outstanding membership interest of Outplayed, Inc. (“Outplayed”) pursuant to a merger agreement dated November 22, 2021 (the “Outplayed MA”). Pursuant to the Outplayed MA between Enthusiast Acquisition Corp. (“Acquisition Corp”), a subsidiary of Media US incorporated to facilitate this transaction, and Outplayed, Outplayed merged with and into Acquisition Corp and Acquisition Corp changed its name to Outplayed, Inc. Pursuant to the terms of the Outplayed MA, the Company acquired all of the outstanding membership interest of Outplayed in exchange for i) a cash payment of USD $7,500,000, subject to working capital and other adjustments, (ii) the issuance of 5,200,000 of common shares of the Company, (iii) a payment of USD $8,500,000 on the first anniversary of closing which may be paid in cash or common shares at the option of the Company, (iv) a payment of USD $8,500,000 on the second anniversary of closing which may be paid in cash or common shares at the option of the Company, (v) a first anniversary earn-out payment of USD $6,000,000 based on the performance of Outplayed, and (vi) a second anniversary earn-out payment of USD $6,000,000 based on the performance of Outplayed. The earn-out payments, subject to certain conditions, will be paid if certain site traffic based targets are met in the first and second years of operations. The first anniversary earn-out period is for one year from the closing date and the second anniversary earn-out period is for one year from the end of the first anniversary earn-out period. The Company has, at its option, the ability to settle the earn-out payments in common shares. The first anniversary earn-out payment is to be paid no later than 30 days from the completion of the first anniversary earn-out period and the second anniversary earn-out payment is to be paid no later than 30 days from the completion of the second anniversary earn-out period. The Outplayed MA is accounted for in accordance with IFRS 3, as the operations of Outplayed constitute a business.

The Omnia SPA, Vedatis SPA, Tabwire EPA, GameKnot EPA, Addicting Games SPA and Outplayed MA are collectively called the “Mergers and Acquisitions” in the consolidated financial statements and MD&A. For information relating to the accounting of the Mergers and Acquisition see Note 5 of the consolidated financial statements for the years ended December 31, 2021 and 2020.

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Enthusiast Gaming Holdings Inc.
Management Discussion and Analysis
For the Year Ended December 31, 2021

DESCRIPTION OF ENTHUSIAST GAMING HOLDINGS INC. (Continued)

Business Overview of Omnia

Omnia’s principal business activities include the creation, distribution, and exploitation of owned and talent-produced gaming-related video content, as well as the representation and management of underlying talent. Omnia generates advertising revenue from its External Talent Network, its Owned and Operated Content, as well as through Direct Brand Sales through delivery of targeted advertisements on YouTube and other platforms that users click on, leading to direct engagement between users and advertisers. Omnia has three main operating activities:

1.	The External Talent Network relates to the distribution of talent-produced video content on YouTube, where such content is primarily monetized through Google AdSense as well as other platforms such as Snapchat and Facebook and other over-the-top (“OTT”) and advertising-based video on demand(“AVOD”) services;

2.	Owned and Operated Content relates to the creation, distribution and exploitation of video content for owned channels on YouTube and other social media platforms; and

3.	Direct Sales relates to contracting directly with consumer brands to produce custom content and is typically supplemented with paid media for customer activations.

Omnia produces and programs over 30 weekly shows across AVOD and OTT channels and represents over 500 gaming influencers across YouTube and Twitch. Its distribution network reaches over 90 million unique viewers and has a significant U.S. market inventory of over 1,000 channels, over 600 million subscribers and generated over 31 billion total video views in 2020.

Omnia’s main assets include short form video content, podcasts, and brands related to the Owned and Operated Content brands and channels. These include BCC Gaming, Arcade Cloud, GTA Today, The Squad, AC News, The Countdown, Wisecrack, Livestream Fails, and Best Cod Clips.

Business overview of Vedatis

Vedatis owns the web property, Icy Veins, which is one of the largest independent Activision Blizzard fan communities generating over 3 billion lifetime views of content and founded in 2011. Icy Veins provides news and strategy guides for leading franchises like World of Warcraft, Diablo, Heroes of Strom, Hearthstone, and Overwatch. Enthusiast Gaming Properties inc. (“Enthusiast Properties”) has been monetizing the Icy Veins advertising traffic since 2017.

Business overview of Tabwire

Tabwire is a technology and data platform company that enables gamers to create a cross-platform registered user identification profile to track and directly view their game data in real-time. In addition, it has a unique feature set including a cheater detection system that enhances fair game play by generating a player trust ranking system for its registered users. It has already built game play companion tools for Valorant, Rainbow Six Siege, Escape from Tarkov, Apex Legends, and Warzone, amongst other game titles, with more than 13 million gamers interacting with the platform, collectively generating more than half a billion views in the last year. Tabwire continues to add game titles to its player companion tools. Tabwire owns the web property TabStats. Enthusiast Properties has been monetizing the TabStats advertising traffic since February 2021.

Business overview of GameKnot

GameKnot owns the web property GameKnot.com. Founded in 2000, GameKnot is a news, strategy, and community site for casual and competitive chess players, offering multiple forms of competition via chess tournaments, leagues, and ladders. With free and premium subscription offerings, the GameKnot web property also provides resources including lessons and puzzles.

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Enthusiast Gaming Holdings Inc.
Management Discussion and Analysis
For the Year Ended December 31, 2021

DESCRIPTION OF ENTHUSIAST GAMING HOLDINGS INC. (Continued)

Business overview of Addicting Games

Addicting Games is an innovator in casual gaming with a portfolio of casual games for desktop and mobile devices. Since the early 2000s, Addicting Games has helped to popularize casual gaming online, developing and distributing innovative games. Today, Addicting Games provides an extensive library of over 1,500 games to approximately 10 million gamers monthly. Addicting Games’ audience spends over 15 minutes per average visit playing on titles spanning action, sports, puzzles, and more. Addicting Games offers subscriptions and in-app purchases on many of its properties.

Games, portals, and brands included in the Addicting Games portfolio include:

●	Addicting Games (addictinggames.com)

●	Shockwave (shockwave.com)

●	TypeRacer (typeracer.com)

●	ioGames Space (iogames.space)

●	Little Big Snake (littlebigsnake.com, iOS app, Android app)

●	Diep.io (diep.io, iOS app, Android app)

●	EV.io (ev.io, Windows, MacOS)

●	Mope.io (mope.io, iOS app, Android app)

●	Math Games (mathgames.com)

●	TeachMe (teachme.com)

The Company deploys these games on both web and mobile platforms with a stated goal that they can be player by anyone, anywhere, on any device.

Business overview of Outplayed

Outplayed owns the web property, U.GG, which is one of the largest League of Legends fan communities in the world. By combining a rigorous data science approach with a proprietary user centric experience, Outplayed provides actionable, data-driven insights supporting, educating, connecting, and engaging a monthly active user base of approximately 8 million players. U.GG is featured on the official League of Legends website (www.leagueoflegends.com) as a resource for players.

BUSINESS PRODUCTS AND SERVICES

Enthusiast Gaming deploys its products and services as a single reportable segment in the digital media and entertainment industry. Enthusiast Gaming’s products and services fall into three principal pillars, which consist of Media and Content, Esports and Entertainment, and Subscription.

Media and Content

Enthusiast Gaming’s media and content revenue stream is comprised of over 100 websites that are wholly owned or exclusively monetized by the Company and contain news, reviews, videos, live streams, blog posts, tips, chats, message boards, other video-gaming related content and casual games. Central to Enthusiast Gaming’s ability to create valuable advertising space that can be sold on its websites, video channels and casual games (referred to as “Inventory”) is the ability to both develop content rich digital media and foster the interaction and contributions of its users to its digital media properties. Enthusiast Gaming possesses a network of full and part-time content developers to ensure regular, interesting updates are made across its digital media properties to reflect the newest developments in the world of video games, in the form of videos, articles, blog posts, and other content.

The gaming community is drawn to different aspects and forms of content on Enthusiast Gaming’s network of websites. Part of Enthusiast Gaming’s strategy is to acquire profitable video gaming websites and video properties with differentiating content from its then current portfolio, providing valuable, relevant content for any gaming enthusiast. Some of the different types of content includes: long form, short form, and documentary styles of content.

Another prevalent aspect of the media content on Enthusiast Gaming’s sites or video properties may be referred to as “video game journalism”, an aspect of the video gaming industry whereby individuals will review, critique, and provide commentary on new and old video games, particular aspects of video games, upgrades, new hardware platforms, and other aspects of video games.

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Enthusiast Gaming Holdings Inc.
Management Discussion and Analysis
For the Year Ended December 31, 2021

BUSINESS PRODUCTS AND SERVICES (Continued)

Media and Content (Continued)

Omnia owns content brands that matter to fans who love gaming and pop culture including BCC Gaming, Arcade Cloud and Wisecrack. BCC Gaming is a leading Fortnite community channel with approximately 10 million subscribers on YouTube and approximately 2.5 million followers on Instagram. Arcade Cloud is a gaming channel featuring original animations. Wisecrack is a collective of comedians, academics, filmmakers, and artists. Omnia generates advertising revenue from its external talent network, its owned and operated content, as well as through direct brand sales through delivery of targeted advertisements on YouTube and other platforms that users click on, leading to direct engagement between users and advertisers.

Addicting Games has a portfolio of casual games for desktop and mobile devices. Advertising revenues generated from Inventory on Addicting Games’ casual games is included in media and content revenue.

For any publishing company, the key mission is to build a dedicated following of engaged visitors and brands that are looking for high levels of engagement within a target market to run successful advertising campaigns. Enthusiast Gaming has amassed a platform of engaged, lifestyle gamers that have become a leading advertising platform for brands targeting the gamer demographic. Enthusiast Gaming’s web platform generates over two billion page views per quarter, and its video platform, operated by Omnia, generates over six billion video views per quarter. Each of these views produces Inventory available for sale. The majority of Enthusiast Gaming’s media and content revenue is driven by programmatic advertising across the platform. Enthusiast Gaming has built out a direct sales team to foster key relationships and drive revenue. The direct sales team is also responsible for developing long term clients looking for integrated advertising solutions across Enthusiast Gaming’s brands.

Programmatic Media Value Chain

The programmatic media value chain consists of various industry players seeking to facilitate optimal purchasing of advertising from targeted publishers. Importantly, both the supply side (websites or video properties with ad space) and the demand side (brands and/or advertisers seeking ad space) have their own respective options when it comes to platforms. Supply-side Platforms (“SSPs”) and Display Side Platforms (“DSPs”) have been created in order to streamline publishing and ad-buying processes. Companies strategically use both SSPs and DSPs to facilitate optimal purchasing of advertising from targeted publishers.

A common advertising spending metric utilized in the digital publishing industry, is known as “Cost Per Thousand” (“CPM”) impressions.

CPM and other relevant metrics, allow SSPs and DSPs to navigate on a common basis whereby a more targeted marketing campaign will typically demand a higher CPM given that each ad impression can justifiably be worth more to the advertiser.

Should an advertiser or publisher decide to investigate one step deeper into the efficiency of its campaign, the metric of “Click Through Rate” serves as a percentage of people who saw the ad and subsequently clicked on it. Other methods of negotiating digital advertising and publishing transactions utilize “Cost Per Click”, wherein the advertiser pays on a per-click basis, or alternatively can pay on a more joint venture / commission basis sometimes referred to as “Cost Per Acquisition”.

Companies tend to utilize Effective Cost Per Thousand (“eCPM”) impressions in order to compare various advertising mechanisms and campaigns on a leveled basis. Essentially, eCPM inputs the earnings obtained via a certain campaign, divided by the number of actual impressions delivered. This results in a cost per impression, such that when multiplied by 1,000, will deliver an approximation for the eCPM.

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Enthusiast Gaming Holdings Inc.
Management Discussion and Analysis
For the Year Ended December 31, 2021

BUSINESS PRODUCTS AND SERVICES (Continued)

Media and Content (Continued)

Sale of Inventory

The digital media advertising revenue stream of Enthusiast Gaming’s business flows from the digital media publishing revenue stream. With content-rich digital media properties drawing billions of monthly page and video views, Enthusiast Gaming is able to sell valuable Inventory on its digital media properties. In addition to selling its own Inventory, Enthusiast Gaming acts as a representative for the sale of third-party Inventory on websites and video properties and applications that also host similarly themed content. By combining the Inventory in its own network with third-party Inventory, and in some instances, acting as an exclusive provider of advertising to third parties, Enthusiast Gaming gets access to exclusive ad auctions and sales opportunities through which it is able to command higher advertising revenues and negotiate favorable profit-sharing arrangements.

Online advertising revenue is determined by a number of metrics. Advertising revenues may factor in the number of individuals who view particular web pages or video properties in Enthusiast Gaming’s network of digital media properties, how often the web pages or videos are viewed, and how much time a user spends on a website or video property during each visit. Revenue can be accorded based on the number of advertising impressions, the “Click-through Rate”(“CTR”), and the rate at which advertisements lead to sales. The functioning of the advertisements themselves can have a significant effect on achieving key advertising metrics.

Enthusiast Gaming developed proprietary optimization tools which it utilizes to sell ads. The optimization tool allows Enthusiast Gaming to set strategic parameters for the sale of Inventory in real time auctions that occur in milliseconds and are all executed by computer programs. Additionally, the programmatic optimization tools enable Enthusiast Gaming to target specific advertisers at specific times in order to receive the highest value for its Inventory.

The Inventory or advertising space can be found in a variety of locations throughout the websites and video properties. New advertising impressions are generally created when a user opens a website or navigates to a different page, or when they watch a video. They can take on the form of pre-roll video advertisements, banner advertisements, ad-words, “skins” or background advertisements, in-application ads, or other forms of ad units as may be applicable to the respective property.

Enthusiast Gaming derives part of its total revenue from direct advertising campaigns. When a client opts for a direct campaign, Enthusiast Gaming will prepare a marketing plan with the client, consisting of the length of the campaign and set parameters which will define how the ad will be displayed such as, specific countries where the ad will be displayed, on desktop or mobile, whether the ad will click through to another site, etc. Additionally, depending on the campaign, Enthusiast Gaming may guarantee a certain amount of impressions or CTR.

Enthusiast Gaming’s media and content revenue is primarily derived from the sales of ad inventory on its network of digital media properties. Enthusiast Gaming has steadily grown its network of digital media properties and has experienced a corresponding growth in revenue. Due to the steady growth, the fluctuation of spending in the advertising industry has not been obvious from Enthusiast Gaming’s operating results. Ad inventory derives its value from a number of factors, including supply and demand. In preparation for retail-oriented holidays, retail sector advertisers may increase their advertising budgets, thus reducing the availability of ad inventory and increasing its value. Similarly, advertisers in the technology industry may correlate their ad campaigns to the launch of new products.

Online advertisements can be sold in a variety of ways. Enthusiast Gaming enters into agreements with online advertising exchanges, through which advertisers will bid on space and time in Enthusiast Gaming Inventory and the Inventory of companies Enthusiast Gaming represents.

Under its affiliate agreements, Enthusiast Gaming provides advertising sales as a third-party representative, to digital media publishers. Generally, Enthusiast Gaming will receive the right to market and sell all available advertising space within the digital media publisher’s website or video property for the duration of the agreement. In exchange for the opportunity to monetize the digital media publisher’s property, Enthusiast Gaming will compensate the digital media publisher, either in the form of fixed monthly payments subject to page views, or a percentage of ad revenue, or a combination of the two.

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Enthusiast Gaming Holdings Inc.
Management Discussion and Analysis
For the Year Ended December 31, 2021

BUSINESS PRODUCTS AND SERVICES (Continued)

Media and Content (Continued)

Sale of Inventory (Continued)

The advertising technology space is ever evolving, but like most industries, the race tends to be toward optimal efficiency. Enthusiast Gaming therefore believes, as do many industry experts, that original content production, curation, and publishing will continue to thrive and generate more value given its importance to target consumers. Conversely, as better efficiency is pursued, middle-firms currently exacting fees in between advertisers and publishers, should see their revenues and margins decline. Large advertisers are interested in widely distributed publishers like Enthusiast Gaming, and firms in between will become more secondary.

Esports and Entertainment

The Company’s esports division, Luminosity Gaming, is a professional esports organization based in Toronto, Canada. It currently has fully-owned teams competing in Fortnite, Super Smash Bros., Valorant, Rocket League, and Madden NFL. Luminosity Gaming’s teams compete globally and Luminosity positions itself as a significant contender at the highest level of competition in all games in which it fields teams. In addition to its competitive esports teams, Luminosity also has teams of content creators on YouTube, Twitch, and TikTok.

The Company holds a non-controlling interest in the Vancouver Titans of the Overwatch League and the Seattle Surge of the Call of Duty® esports league. Enthusiast Gaming assists in the management of the Vancouver Titans and the Seattle Surge.

Enthusiast Gaming’s enterprise is made up of interrelated operations intended to derive revenue from assets acquired by Enthusiast Gaming across the esports value chain. Enthusiast Gaming leverages its esports operations to build content and develop an audience and fan base to facilitate merchandising and subscriptions, pursuant to direct sponsorships, endorsement deals, product placement deals, advertising sales and advertising.

The branding of Enthusiast Gaming and Luminosity Gaming is particularly important to its marketing initiatives and its ability to gain traction in the industry and engage marketing partners such as sponsors. The outcome of any contest, competition, or tournament for the teams and players that Enthusiast Gaming intends to manage and provide services to may affect the ability for Enthusiast Gaming to strengthen its brand. Enthusiast Gaming believes its business depends on identifiable intangible properties such as brand names.

Esports entities that rely on marketing initiatives as a source of revenue will need to have a large following in order to enable marketing partners to generate revenue by leveraging this following. To that end, Enthusiast Gaming has retained a management team that has business acumen, sports and entertainment experience and industry connections. Enthusiast Gaming leverages its direct sales team to not only sell advertising inventory, but to also sell sponsorships for its esports assets.

Enthusiast Properties started organizing live events in 2014 by way of meet ups at a local pub in Toronto to engage the gaming community through personal interactions. As the meet ups continued to grow in popularity and size, the venues also grew to accommodate the increase in numbers. These small meet ups quickly escalated to a university, and then eventually, to an exhibition hall. Over the years, these meet ups graduated into EGLX.

In 2018, approximately 55,000 people attended two EGLX events and the Company continues to explore opportunities to grow its entertainment division to coincide with the significant growth of its platform online. Following the success of the two events in 2018, EGLX 2019 was brought back to the Metro Toronto Convention Centre with double the floor space. The 2019 EGLX event had in excess of 30,000 attendees and featured over 150 exhibitors, panels, cosplay, free play, the Artist Alley, an Indie Corner and a Family Zone.

In November 2020 the Company held a virtual version of EGLX, which was live streamed from November 10-13, 2020 on eglx.com and on Twitch at twitch.tv/lgloyal. Supported by key sponsors, including SpiderTech, G FUEL, and TikTok, the event featured world premieres, unique performances, and a number of gaming competitions. Featured talent and performances included: Muselk, NickEh30, Fresh, Anomaly, XQC, NFL superstars Richard Sherman and Darius Slay, and musicians ZHU and Goldlink.

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Enthusiast Gaming Holdings Inc.
Management Discussion and Analysis
For the Year Ended December 31, 2021

BUSINESS PRODUCTS AND SERVICES (Continued)

Esports and Entertainment (Continued)

The Company currently intends to return EGLX to a live event in 2022. The ability of the Company to host a live EGLX in 2022 is subject to the prevailing public health guidance and restrictions at the time of the event, and the Company’s ability to ensure the health and safety of the attendees in light of the ongoing COVID-19 pandemic.

The Company’s entertainment division is also the operator of over 25 video game networking events across 11 countries, including key markets such as the US and UK.  The Company is an industry leader in B2B and consumer mobile gaming events.  It owns and operates numerous successful networking events around the world with approximately 15,000 registered industry attendees and key sponsors and partners. As part of its B2B events, the Company hosts Pocket Gamer Party, Top 50 Developer Guide, Mobile Mixers, the Mobile Games Awards, and a feature event, Pocket Gamer Connects, the largest B2B mobile games conference series, with both virtual events and live events in locations such as London, San Francisco, Helsinki, and Seattle. In November 2021 the Company announced that it would host two new digital conference series, being Pocket Gamer Connects Digital NEXT and Beyond Games, from November 15 – November 19, 2021. These two events focus on topics relevant to the gaming space including non-fungible tokens (“NFTs”), blockchain gaming, and the metaverse.

Subscription

The Sims Resource (“TSR”) operates a subscription-based model and has a current subscriber base of approximately 172,000 monthly subscribers. TSR’s subscribers pay on average approximately USD$4 per month to access its VIP features.

In 2020, the Company launched similar subscription-based models on two owned and operated web properties, Escapist Magazine and Siliconera.

In May 2021, the Company acquired Vedatis, which owns the web property, Icy Veins, and offers premium subscriptions to the Icy Veins website.

In June 2021, the Company acquired Tabwire, which offers monthly premium membership subscriptions to the Tabstats website as well as the Tabwire Twitch channel.

In August 2021, the Company acquired GameKnot, which offers monthly and yearly premium membership subscriptions to the GameKnot website.

In September 2021, the Company acquired Addicting Games, which offers premium membership subscriptions to certain Addicting Games properties including Addicting Games, Shockwave, TeachMe, TypeRacer, and Little Big Snake.

In November 2021, the Company acquired Outplayed, which offers membership subscriptions to the U.GG website.

The Company plans to continue to expand its subscription offerings across its networks of web and video properties.

GROWTH STRATEGIES

Enthusiast Gaming has a complementary organic and M&A growth strategy. M&A continues to be an important growth lever, having helped the Company grow and serve 300 million monthly active viewers. The Company believes it has a clear path to further monetize the viewership base through multiple organic growth initiatives including: optimizing CPMs, increasing direct sales, growing subscribers, and licensing content. The Company is also planning to launch additional products in the near future, including Project GG.

Project GG

In June 2021, the Company announced its plans to launch a pan-Enthusiast social network and freemium subscription offering, codenamed Project GG. Project GG will be a cross-platform, gaming centric social network, uniting gaming and esports fans with a platform to connect, view stats (both personal and stats of other gamers), global rankings, and leaderboards, and share content through their unique gaming profiles, whether it be on desktop, mobile, or in-game.

10

Enthusiast Gaming Holdings Inc.
Management Discussion and Analysis
For the Year Ended December 31, 2021

GROWTH STRATEGIES (Continued)

Project GG (Continued)

Visual samples of the user interface from the development product are shown below:

The user interface of the desktop version of Project GG, displaying a user’s content feed.	The user interface of the mobile version of Project GG, displaying a profile.	The user interface of the mobile version of Project GG, displaying recently played games and activity feed.

Developing a proprietary product like Project GG will also enhance the Company’s ability to deliver a more complete fan experience with a more targeted, engaged, and personalized journey for gamers and customers alike and represents a significant step towards the Company’s evolution to a technology-powered, media, esports, and entertainment company.

The acquisition of Tabwire provided the Company with a technology and data platform which accelerated the development of Project GG. On September 23, 2021, the Company announced that it has deployed an initial invitation-only release of Project GG (“Project GG Alpha”), the invitation included to Company’s rosters of influencers. Project GG Alpha will serve as a test version of the gaming social network, while offering feedback to Enthusiast Gaming’s design and user experience teams. The Company expects Project GG will transition to a beta version in 2022.

Optimize CPMs

Enthusiast Gaming is focused on utilizing programmatic optimization tools to target specific viewers and delivering high value advertising. The Company built its adtech and programmatic optimization platform, through internally developed technology and third-party software. Enthusiast Gaming continues to enter into new SSPs relationships that contribute to increased sell through rates and revenue performance. The Company also invests in new adtech tools and expertise and expects to be able to achieve further revenue optimization on the Company’s web platforms.

Increase Direct Sales

Selling high-impact advertising inventory directly to brands creates additional margin accretion as marketers are charged a higher price than traditional programmatic sales. Direct Selling specifically relates to contracting directly with brands to produce custom content and campaigns and is typically supplemented with paid media for customer activations. Direct sales included in Media and Content for Q4 2021 was $8.8 million as compared to approximately $3.3 million in Q4 2020. Enthusiast Gaming’s direct sales efforts began in Q1 2020 and continues to see increased success with larger client activations. The Company now has advertising sales and fulfillment professionals in New York, Los Angeles, Chicago, Detroit, Toronto, and London.

11

Enthusiast Gaming Holdings Inc.
Management Discussion and Analysis
For the Year Ended December 31, 2021

GROWTH STRATEGIES (Continued)

Grow Subscribers

The Company has more than tripled the number of paid subscribers for its properties from approximately 61,000 in March 2019 to approximately 220,000 in December 2021. Approximately 48,000 paid subscribers were added through the 2021 Mergers and Acquisitions of Vedatis, Tabwire, GameKnot, Addicting Games, and Outplayed. Enthusiast Gaming continues to look for new subscription opportunities and are in the early stages of developing an Enthusiast Gaming platform wide subscription model available to web, video, and esports audiences of the Company. The acquisition of Tabwire relates directly to these initiatives, see Project GG.

Content Licensing

The Company is pursuing opportunities to license its library of content and owned and operated brands to distributors. Enthusiast Gaming already has established partnerships with TikTok, Samsung, and Snapchat, along with various OTT platforms.

Strategic Acquisitions

The Company’s growth is enhanced by a targeted acquisition strategy. Enthusiast Gaming (including Enthusiast Properties) has successfully acquired or made significant investments in and integrated 22 companies. The Company continues to be disciplined in pursuing value-enhancing, highly-strategic acquisitions. There remain a significant number of independent gaming web and video properties that can benefit from Enthusiast Gaming’s viewership base, data and analytics platform, and CPM optimization strategy. Management maintains regular dialogue with these entities resulting in a strong M&A pipeline of highly accretive targets.

MARKET

Gaming Market

The robust global gaming market is rapidly expanding and represents one of the fastest growing segments within the broader media and entertainment ecosystem. Due to, among other things, increased engagement, technology adoption and shared experiences the global gaming market reached USD$175 billion in 2020.2 According to Newzoo, the industry is expected to grow to USD$218 billion by 2023.3 The proliferation of high-speed internet, accessible technology, and publishers using enhanced live operations and other tools have further accelerated the gaming market. Gaming has amassed a diverse audience who rely on the industry as a form of entertainment and social connection. Increasingly, younger generations are immersing themselves in gaming ecosystems and now choose gaming as their primary form of entertainment.

Today, there are 2.7 billion global gamers, who engage with interactive entertainment using three platforms: console, PC and mobile, according to Newzoo.4 It is expected that gamers will surpass 3 billion by 2023 as smartphone penetration increases globally.5 Enhanced technology and high-fidelity content has allowed live concerts, movie screenings and birthday parties to take place within gaming ecosystems driving further engagement and excitement among young and old.

2 Based on Newzoo’s 2018 - 2023 Global Gaming Market Forecast and an article published by Newzoo on March 3 2021 titled “Hypercasual Games Introduced Millions of Consumers to the World of Gaming: What’s Next?”

3 Based on an article published by Newzoo on November 4 2020 titled “Global Game Revenues Up an Extra $15 Billion This Year as Engagement Skyrockets”.

4 Based on an article published by Newzoo on May 8 2020 titled “The World’s 2.7 Billion Gamers Will Spend $159.3 Billion on Games in 2020; The Market Will Surpass $200 Billion by 2023”.

5 Based on an article published by Newzoo on June 25 2020 titled “Three Billion Players by 2023 Engagement and Revenues Continue to Thrive Across the Global Games Market”.

12

Enthusiast Gaming Holdings Inc.
Management Discussion and Analysis
For the Year Ended December 31, 2021

MARKET (Continued)

Gaming Market (Continued)

The industry is still in an early stage as developers and publishers continue to create new content, with better monetization and communication capabilities. Additionally, technology companies are fueling the rise of gaming by enhancing content through better platforms i.e., larger mobile phones, new consoles and cloud gaming, which allow gamers to play anytime, anywhere using any platform. As the industry continues to grow, dedicated fans are engaging with gaming related content even after they put their devices down. Video games have led to the rise of esports, streaming, dedicated news and fan sites as well as celebrities all of which accelerate the global excitement around gaming.

Digital Media

Over the past two decades, the proliferation of the internet and mobile devices has shifted the way consumers engage with media and content, amplifying the digital media industry. According to eMarketer, consumers in the U.S. spent an average of 181 minutes accessing digital media in 2010.6 In 2020, this figure increased to 470 minutes a day, representing 160% growth. Due to, among other things, the shift in media consumption from traditional to digital and increased time consumers are spending online, advertisers have adjusted the way in which they allocate their advertising budgets.7 According to eMarketer, USD$90 billion was spent globally on digital advertising in 2012.8 This spend increased to USD$378 billion in 2020, representing growth of 319%. Digital advertising is expected to grow to USD$646 billion by 2024.9

Specifically, with regards to gaming, digital media has become an increasingly important component of the industry. Gamers are now allocating significant time to gaming outside of playing their favorite titles, choosing to watch gaming video content, following esports teams and joining forums / blogs. According to Nielsen, 77% and 71% of Gen Z and Millennial gamers also consume Gaming Video Content, respectively.10 According to YouTube, viewers watched an approximately 50 billion hours of Gaming Video Content on its platform in 2018, doubling to approximately 100 billion in 2020.11 Additionally, the number of gaming-related tweets increased from approximately 218 million in 2017 to over 2 billion in 2020, according to Twitter.12 Gamers are spending time on gaming websites containing news, reviews, videos, blog posts, tips, chats, message boards, and other content.

Viewers of Enthusiast Gaming’s network of digital media properties are both men and women ages 13 to 65+ with the majority of its users spending, on average, more than 15+ hours gaming per week. These individuals represent a highly sought-after demographic in a number of key advertising categories.

Esports

Esports, or electronic sports, is the evolution of video gaming. “Esports” typically refers to competitive gaming whereby gamers can, individually or in teams, compete against one another. Spectators can typically observe these competitions via different platforms online or in person at live events. The advent of online platforms, such as Twitch, has allowed more and more spectators to watch competitions globally from anywhere in the world and has contributed to the growth in the popularity of esports. Competitive gamers can now participate in regulated leagues, tournaments or other competitions and matches, for various different games on different entertainment systems. Further, competitive gamers, teams, team managers, streamers, game developers, viewing platforms and other participants in the esports industry are able to monetize the attention through different means, including through viewer subscriptions and marketing sponsorships.

6 Based on data provided by eMarketer as of January 2021.

7 Based on data provided by eMarketer as of January 2021 and March 2021.

8 Based on data provided by eMarketer as of March 2021.

9 Based on data provided by eMarketer as of March 2021.

10 Based on Nielsen’s 2019 Millennials on Millennials: Gaming Media Consumption Report.

11 Based on an article published by The Verge on December 8 2020 titled “YouTube Gaming had its best year ever with more than 100 billion hours watched” and an article published by YouTube on December 8 2020 titled “2020 is YouTube Gaming’s biggest year ever: 100B watch time hours”.

12 Based on articles published by Twitter on February 15 2018 and January 11 2021 titled “Gaming and esports are happening on Twitter” and “Over 2 Billion Gaming Tweets in 2020!”, respectively.

13

Enthusiast Gaming Holdings Inc.
Management Discussion and Analysis
For the Year Ended December 31, 2021

MARKET (Continued)

Esports (Continued)

Esports is an important component of online video gaming content. Most notably, esports turns competitive video-gaming into a spectator sport. Thousands of viewers will attend live events to watch professional video game players compete in tournaments. Additionally, these tournaments are often streamed online, with viewers logging on to watch from their computers, tablets or mobile devices.

SIGNIFICANT ANNOUNCEMENTS DURING THE YEAR AND SUBSEQUENT TO THE YEAR ENDED DECEMBER 31, 2021

Date	Description
January 4, 2021	The Company announced that its owned and exclusive digital media property has been listed in the newly released Comscore ranking of Top 100 Properties in the United States. The ‘Comscore 100’ represents the largest owners of digital content across the internet, from social media to search to ecommerce giants such as Google Sites, Facebook and Amazon Sites. The list is a significant milestone for direct advertising sales, and also serves as a filter within programmatic ad buying platforms to ensure brands run on the highest-quality web sites.
January 18, 2021	The Company announced that it has signed Samsung to an integrated sponsorship deal, leveraging Enthusiast Gaming’s media, content, esports and entertainment platforms. The multi-platform sponsorship will utilize the breadth of Enthusiast Gaming’s reach in the coveted Gen Z and Millennial demographics, to help drive awareness and market share for Samsung’s gaming-focused computing components and accessories.
January 20, 2021	The Company announced the voting results for the election of its Board of Directors, which took place at the Company’s Annual General and Special Meeting of Shareholders (“AGSM”) held on January 20, 2021. All nominees as set forth in the Company’s management information circular dated December 23, 2020 (“Circular”) were elected as directors of Enthusiast Gaming at the AGSM. The shareholders of the Company approved and ratified the adoption of a proposed stock option plan, the grant of 743,671 options as described in the Circular, approved and ratified the adoption of a proposed Share Unit Plan and the grant of 1,251,162 restricted share units.
January 22, 2021	The Company announced that it has issued notice to the holders of the Company’s convertible debentures (the “Debentures”) to exercise the Company’s option to convert the outstanding Debentures into common shares of the Company. The Debentures were set to mature on December 31, 2021. Upon completion of the conversions, the principal amount outstanding on the date of the notice of $6 million will be converted into approximately 1,978,109 common shares.
February 10, 2021	The Company announced it has offered and sold a total of 7,383,000 common shares resulting in gross proceeds of $42,452,250.
February 16, 2021	The Company announced that it has signed exclusive monetization agreements with nine new leading video game fan communities.
February 24, 2021	The Company announced the upcoming launch of a new premium online publication dedicated to the growing needs of today’s esports fan. Combining content elements from the Company’s two existing esports coverage outlets, Upcomer and Daily Esports, Enthusiast Gaming will relaunch one unified esports publication later this spring. The new publication, which will operate as Upcomer, will leverage its existing user and prediction engine, to create one of the most complete esports fan engagement experiences. The publication’s content suite will include, but not limited to, news and editorial, long-form features, in-depth interviews, video documentary series, and fantasy leagues.
March 2, 2021	The Company announced record breaking registration at its most recent mobile games virtual event, Pocket Gamer Connects Digital #5 (“PGCD #5”), demonstrating the Company’s continued success pivoting its events and entertainment business to be able to thrive in a virtual format.
March 17, 2021	The Company announced that it has entered into a binding term sheet to acquire Vedatis, owners of Icy Veins (www.icy-veins.com), for European Euro €7,000,000 in cash and stock, plus an earnout subject to certain milestones being achieved. Completion of the acquisition is conditional upon Enthusiast Gaming and Vedatis entering into a definitive agreement as well as the satisfaction of a number of customary conditions, including due diligence and TSX approval.

14

Enthusiast Gaming Holdings Inc.
Management Discussion and Analysis
For the Year Ended December 31, 2021

March 22, 2021	The Company announced that it has signed an integrated partnership deal with TikTok, the leading destination for short-form mobile video. TikTok will leverage Enthusiast Gaming’s vast platform of video game and esports fan communities to help drive adoption and bridge the integration of TikTok within the gaming and esports industry.
April 7, 2021	The Company announced it has signed an integrated and strategic partnership deal with ESPAT TV. ESPAT TV will leverage Enthusiast Gaming’s reach into the GenZ and Millennial demographics, utilizing the Company’s integrated platform of fan communities to engage with a wider audience.
April 9, 2021	The Company announced its esports organization, Luminosity Gaming, was ranked by Streams Charts as the most popular esports community on Twitch in March 2021, with 40 million hours watched, outpacing the runner up by more than 15 million hours.
April 13, 2021	The Company filed a Registration Statement on Form 40-F with the United States SEC. Enthusiast Gaming will become a reporting issuer in the United States following effectiveness of the Form 40-F, in addition to being a reporting issuer in Canada. A copy of the Form 40-F is available on EDGAR and the Company’s website at www.enthusiastgaming.com.
April 20, 2021	The Company announced that its common shares have been approved for listing on the Nasdaq under the trading ticker symbol “EGLX.” The Nasdaq Global Select Market is the highest listing tier of the Nasdaq Stock Market’s three-tier market classification. Trading on the Nasdaq commenced at market open on April 21, 2021. The Company will continue to maintain the listing of its common shares on the TSX under the symbol “EGLX”.
April 23, 2021	The Company announced that NFL superstar, Silicon Valley advisor and community leader, Richard Sherman has been appointed to its Board of Directors.
April 26, 2021	The Company announced it has signed a partnership deal with ExitLag. ExitLag will be using Enthusiast Gaming’s extensive reach into the video gaming and esports market as the Latin American software developer seeks to make an impactful debut in the US with its proprietary technology to improve routing connections for gamers.
May 6, 2021	The Company filed a final short form base shelf prospectus (the “Shelf Prospectus“) with the securities commissions in each of the provinces of Canada, excluding Quebec, and a corresponding registration statement on Form F-10 (the “Registration Statement”) with the United States SEC under the U.S./Canada Multijurisdictional Disclosure System. The Shelf Prospectus and corresponding Registration Statement will allow the Company to undertake offerings of common shares, preferred shares, debt securities, warrants, units and subscription receipts (collectively, the “Securities”), or any combination thereof, up to an aggregate total of CAD$250 million from time to time during the 25-month period that the final short form base shelf prospectus remains effective. The Securities may be offered in amounts, at prices and on terms to be determined at the time of sale. The specific terms of any offering of Securities, including the use of proceeds from any offering, will be set forth in one or more shelf prospectus supplement(s) to be filed with applicable securities regulators.
May 10, 2021	The Company announced that it has closed the previously-announced acquisition of Vedatis, which owns the web property Icy Veins (www.icy-veins.com), for €7,000,000 million in cash and stock, plus an earn-out which is subject to certain conditions.
May 12, 2021	The Company announced its plans to develop a subscription-based social network for gamers, codenamed Project GG. To facilitate the development of Project GG, Enthusiast Gaming has entered into a definitive agreement to acquire Tabwire, which owns the web property TabStats (https://tabstats.com), for US$11 million in cash and stock (the “Acquisition”). The Acquisition will provide Enthusiast with a technology and data platform which provides gamers the ability to directly view their game data in real-time. The acquisition is subject customary closing conditions including regulatory approvals.
May 18, 2021	The Company announced today it has teamed up with Grammy-award winning international music superstars Coldplay to bring fans a fresh and unique musical experience to celebrate the band’s new single ‘Higher Power’. The hour-long launch event to promote Coldplay’s new hit single ‘Higher Power’ took place on May 20, 2021, and was livestreamed on Luminosity Gaming’s Twitch channel.
May 28, 2021	The Company announced that it has been added to the MSCI Canada Small Cap Index, which became effective after the close of trading on May 27, 2021.

15

Enthusiast Gaming Holdings Inc.
Management Discussion and Analysis
For the Year Ended December 31, 2021

June 9, 2021	The Company announced the launch of a proposed marketed public offering of common shares in the United States and Canada. A total of 8,000,000 Common Shares will be offered by the Company (the “Offering”). The net proceeds from the Offering are expected to be used by the Company primarily to strengthen its financial position, inclusive of future acquisitions, working capital, repayment of indebtedness and other general corporate purposes.
June 11, 2021	The Company announced that the Company has priced the Offering at USD$5.75 per common share for aggregate gross proceeds to the Company of USD $46,000,000. In connection with the offering the Company has entered into an agreement with a syndicate of underwriters co-led by RBC Capital Markets and Canaccord Genuity (the “Lead Underwriters”) as joint lead bookrunning managers, with B. Riley Securities acting as joint bookrunner, and including Paradigm Capital Inc., Scotia Capital Inc., Alliance Global Partners, Colliers Securities LLC and Haywood Securities Inc., as co-managers (together with the Lead Underwriters, the “Underwriters”). The Company has also granted the Underwriters an option to purchase an additional 600,000 common shares.
June 15, 2021	The Company announced that it has closed its previously announced USD$46 million public Offering issuing 8,000,000 common shares in the capital of the Company at a price of USD$5.75 per common share.
June 16, 2021	The Company announced it has partnered with the Ad Council and COVID Collaborative on their COVID-19 Vaccine Education Initiative, promoting COVID-19 vaccine awareness and education among young adults.
June 21, 2021	The Company announced that the underwriters of the Company’s recently announced USD$46 million public Offering of 8,000,000 common shares in the capital of the Company at a price of USD$5.75 per share have exercised their over-allotment option in full to purchase an additional 600,000 common shares at the USD5.75 per shares for aggregate gross proceeds to the Company of USD$3,450,000.
June 24, 2021	The Company announced that it has closed the previously announced acquisition Tabwire, which owns the web property TabStats (www.tabstats.com), for USD$11 million in cash and stock.
June 30, 2021	The Company announced the voting results for the election of its Board of Directors, which took place at the Company’s Annual General Meeting of Shareholders (“AGM”) held on June 30, 2021. All nominees as set forth in the Company management information circular dated June 3, 2021 which is available on SEDAR were elected as directors of Enthusiast Gaming at the AGM.
July 7, 2021	The Company announced that it has entered into a joint venture with Toronto Star Newspapers Limited (“Torstar”) to create an original online news platform and community for gamers named AFK Media Partnership (“AFK”).
July 20, 2021	The Company announced that Mr. John Albright has been appointed to its Board of Directors and Audit Committee effective immediately. Enthusiast Gaming also announced that Robb Chase has resigned from the Board of Directors.
July 27, 2021	The Company announced its esports organization, Luminosity Gaming, has renewed its sponsorship deal with G FUEL, The Official Energy Drink of Esports®, to promote its line-up of gaming and esports energy and hydration drinks. The extended 18-month partnership will feature new custom content from G FUEL and pro gamers on the Luminosity Gaming roster, the launch of a new limited-edition G FUEL flavour, event activations, giveaways, and more. The G FUEL logo will continue to be prominently displayed on Luminosity Gaming’s jerseys, and as part of the expanded partnership, the logo will also be featured on all official Enthusiast Gaming merchandise.
August 4, 2021	The Company announced it has signed an integrated media and esports partnership with the US Navy. The partnership will include the creation of multiple unique gaming activations incorporating the Company’s talent roster of gamers, creators, and athletes to increase awareness of Navy life and the wide range of professional opportunities the Navy offers, including those in high-demand STEM fields.
August 26, 2021	The Company announced that Unique Visitor traffic in the U.S. to its digital media property has reached a 2021 high in July, based on recent data from Comscore, a leading third-party media measurement and analytics company. Enthusiast Gaming’s Unique Visitors in the U.S grew to 45.3 million in July, an increase of 9% over June. That made July the highest month for U.S. Unique Visitor traffic thus far in 2021. The metric does not include additional under 18 mobile video traffic to the

16

Enthusiast Gaming Holdings Inc.
Management Discussion and Analysis
For the Year Ended December 31, 2021

Company’s property, or viewership in the Company’s esports and entertainment division, including viewership of Luminosity Gaming.
August 31, 2021	The Company announced it has collaborated with Nielsen (NYSE:NLSN), the global leading source for media and sports measurement, on an innovative new study to measure the total social reach and Twitch viewership of Enthusiast Gaming’s Luminosity Gaming esports audience.
September 2, 2021	The Company announced that it has acquired GameKnot, owner of chess fan community GameKnot.com.
September 7, 2021	The Company announced that it has acquired Addicting Games, an innovator in casual gaming. The acquisition of Addicting Games delivers on Enthusiast Gaming’s buy and build growth strategy and expands the Company’s fan flywheel into casual gaming to own more monthly active users and viewers within the key Gen Z and Millennial demographics.
September 23, 2021	The Company announced that it has deployed an initial invitation-only release of Project GG (“Project GG Alpha”). Project GG Alpha will serve as a test version of the gaming social network, while offering feedback to Enthusiast Gaming’s design and user experience teams. Project GG Alpha is expected to be live until early 2022, at which time Project GG will transition to a beta version.
October 21, 2021	The Company announced new in-game purchasing opportunities, game updates, exclusive subscriber features, and Halloween-themed releases for Addicting Games’ most popular titles. The Company is releasing updates to a number of its casual gaming titles, including Little Big Snake, TypeRacer, ev.io, and mope.io.
November 4, 2021	The Company announced that it will host two new conferences, Pocket Gamer Connects Digital NEXT and Beyond Games, from November 15 - November 19, 2021, which will examine critical topics such as NFTs, blockchain gaming, and the metaverse.
November 18, 2021	The Company announced that unique visitor traffic to its digital media property in the United States reached an all-time high in October 2021, based on recent digital media ratings from Comscore, a leading third party media measurement and analytics company.
November 23, 2021	The Company announced it has acquired Outplayed, owners of U.GG, one of the largest League of Legends fan communities in the world.
November 29, 2021	The Company announced the results of its second collaboration with Nielsen, to measure the total social reach and Twitch viewership of the Company’s Luminosity Gaming esports audience. Based on the results of the Nielsen study for the period of October 1 - October 31, 2021, Luminosity Gaming’s esports audience delivered growth in viewership across all metrics on Twitch. Notably, hours watched on Twitch for Luminosity Gaming increased 20% over the previous study from July 2021. The Nielsen study also showed that Luminosity Gaming remained the number 1 ranked esports team on Twitch for hours watched, average concurrent viewers, and peak concurrent viewers in October 2021.
December 2, 2021	The Company announced it will relaunch its popular live event series Pocket Gamer Connects (“PGC”), with five live events spanning the globe in 2022, starting with PGC London from January 17-18, 2022. PGC provides an important platform for mobile gaming professionals to connect and interact, while providing industry-leading expert content and discussion around the mobile gaming space. PGC London 2022 will kick-off a year of live conferences that will be held in London, Seattle, Toronto, Helsinki, and Jordan.
December 6, 2021	The Company announced the appointment of Nicole Musicco to its Board of Directors.
December 16, 2021	The Company is announced that it has entered into a credit facility with The Bank of Nova Scotia (“Scotiabank”). Under a commitment letter between the Company, as borrower, and certain Canadian and United States subsidiaries of the Company, as guarantors, and Scotiabank, as lender, the Company will obtain an operating facility with an initial limit of up to $5,000,000, subject to a borrowing base, and a term loan with an initial principal amount of up to $10,000,000 (collectively, the “Facilities”). The Facilities will be secured by substantially all of the assets of the Company and the guarantor subsidiaries. The Facilities will be used to repay the existing indebtedness owed by the Company under its existing revolving and term credit facilities and for general corporate purposes. The Company expects a significant reduction in monthly interest expense as a result of the replacement of the existing revolving and term credit facilities with the Facilities.
January 11, 2022	The Company announced the new season of “Rising Stars,” a competition series that searches for the next great content creators. This season, e.l.f. Cosmetics (NYSE: ELF) will co-create the series with

17

Enthusiast Gaming Holdings Inc.
Management Discussion and Analysis
For the Year Ended December 31, 2021

Enthusiast Gaming, to discover the next gaming superstars from colleges across the United States and Canada.
January 17, 2022	The Company provided an update on its most recent acquisition, League of Legends’ fan community U.GG, which was completed in November 2021. Since the beginning of the new League of Legends season on January 7, 2022, U.GG achieved a peak high of 600,000 daily active users, with 1.1 million users visiting on the first weekend of the new season, from January 7 - January 9, 2022. In addition, U.GG’s recently launched desktop app has been downloaded over 300,000 times since its launch in November 2021.
January 31, 2022	The Company announced that its digital media property reached a record 51.8 million unique visitors in the United States in December 2021, based on recent digital media ratings from Comscore (Comscore Media Metrix®, Desktop 2+ Mobile 13+, December 2021, U.S.). Enthusiast Gaming is joined by Twitch and Roblox as the only gaming companies to rank as Top 100 Internet Properties in 2021 (Comscore Media Metrix®, Desktop 2+ Mobile 13+, December 2021, U.S.).
February 15, 2022	The Company announced the results of its latest custom study with Nielsen, to measure the total social reach and Twitch viewership of the Company’s Luminosity Gaming esports audience. The results of the latest custom Nielsen study for January 2022 show that Luminosity Gaming’s total social following is now over 145 million globally, having grown 13% since the last study in October 2021. In addition, the hours watched for Luminosity Gaming’s esports team on Twitch surpassed 32 million globally in January, an increase of 34% since the last study. The results mean that Luminosity Gaming has significantly increased its margin as the world’s most watched esports team on Twitch, with hours watched now 50% greater than the nearest esports competitor.
March 2, 2022	The Company announced a multi-year partnership with Hut 8 Mining Corp. (NASDAQ: HUT; TSX: HUT) (“Hut 8”), one of North America’s largest innovation-focused digital asset mining pioneers, supporting open and decentralized systems since 2018. The partnership marks the first time Hut 8 has come together with a gaming and esports organization, and Enthusiast Gaming’s first partnership with a digital asset miner. As ambitious leaders at the intersection of gaming and digital asset mining, Enthusiast Gaming and Hut 8 will collaborate on new experiences and content within mobile and blockchain gaming, Web 3.0, NFTs, and cryptocurrency. To kick off the partnership, Enthusiast Gaming will release a significant update to its first-person shooter game EV.IO, featuring Hut 8 as a presenting sponsor. Hut 8 will also become a sponsor of Luminosity Gaming, the top esports organization on Twitch with a social following of more than 145 million globally.
March 15, 2022	The Company announced a partnership with Fractal, an NFT marketplace co-founded by Justin Kan, co-founder of Twitch. The partnership marks Enthusiast Gaming’s first with an NFT marketplace, and will see NFTs integrated into one of the Company’s HTML5-based games for the first time.
March 22, 2022	The Company announced that its digital media property ranked as the largest property in the Games category in the United Kingdom and Canada, based on recent digital media ratings from Comscore, a leading third-party media measurement firm.
March 24, 2022

The Company announced a renewed partnership deal with ExitLag. ExitLag will continue to leverage the Company’s extensive Gen Z and Millennial reach, as the Latin America software developer builds its customer base in the United States, with its proprietary technology to improve routing connections for gamers.

OVERALL PERFORMANCE

The comparative three months ended December 31, 2020 results below were prior to the Mergers and Acquisitions of Vedatis, Tabwire, GameKnot, Addicting Games, and Outplayed. Vedatis was acquired on May 1, 2021, Tabwire was acquired on June 21, 2021, GameKnot was acquired on August 30, 2021, Addicting Games was acquired on September 3, 2021, and Outplayed was acquired on November 22, 2021. The operating results of these acquired entities have been included in the Company’s consolidated financial statements from the date of their respective acquisition.

18

Enthusiast Gaming Holdings Inc.
Management Discussion and Analysis
For the Year Ended December 31, 2021

OVERALL PERFORMANCE (Continued)

Summary of Financial and Operating Results

For the Three Months Ended December 31, 2021 and 2020

Selected financial information for the Company for the indicated period is provided below:

	Three Months Ended December 31, 2021	Three Months Ended December 31, 2020
	$	$
Total revenue	56,942,443	42,471,103
Cost of sales	43,243,618	34,376,977
Gross profit	13,698,825	8,094,126
Interest income	(983)	(10,853)
Operating expenses	25,679,125	15,524,904
Net loss and comprehensive loss for the period	(12,861,272)	(6,949,471)
Net loss per share – basic and diluted	(0.10)	(0.06)

Revenue for the three months ended December 31, 2021 and 2020, was $56,942,443 and $42,471,103, respectively. The table below provides a breakdown of revenue for the indicated period:

	Three Months Ended December 31, 2021	Three Months Ended December 31, 2020
	$	$
Media and content (a)	53,299,626	39,576,494
Esports and entertainment (b)	595,759	1,233,413
Subscriptions (c)	3,047,058	1,661,196
Total revenue	56,942,443	42,471,103

Notes:

(a)	Media and content revenue predominantly consists of advertising revenue on the Company’s web, video, and casual gaming platforms, and content licensing revenue. Q4 2021 media and content revenue attributable to Omnia is $36.4 million, which increased $4.3 million compared to $32.1 million in Q4 2020. This increase is mainly attributable to a YouTube revenue per thousand impressions (“RPM”) which was 24% higher in Q4 2021 compared to Q4 2020. Q4 2021 media and content revenue excluding Omnia is $16.9 million, which increased $9.4 million compared to $7.5 million in Q4 2020, excluding Omnia. The increase in media and content revenue for Q4 2021, when excluding Omnia, is mainly due to an increase in direct sales attributable to the web platform in Q4 2021, a net increase of 25 new partner websites added to the web platform in 2021, a web RPM which was 41% higher in Q4 2021 compared to Q4 2020, and the 2021 Mergers and Acquisitions which contributed $3.3 million to Q4 2021 media and content revenue. The Company added a new team of staff members in Q1 and Q2 2021 who are focused on optimizing the web network, which contributed to the increase in the web RPM in Q4 2021. The new partner websites added to the web platform have more favorable commercial terms for the Company when compared to legacy partner websites, resulting in lower cost of sales as a percentage of media and content revenue attributable to the web platform, which along with the increase in direct sales and the 2021 Mergers and Acquisitions, are the main drivers for the increase in gross profit as a percent of total revenue from 19.1% in Q4 2020 to 24.1% in Q4 2021. Video views were 6.7 billion in Q4 2021, compared to 7.3 billion in Q4 2020. Q4 2020 video views were noticeably higher which the Company attributes to the COVID-19 pandemic and the related stay-at-home orders being enacted by governments worldwide, combined with the closing of schools in most jurisdictions. Web pageviews were 2.9 billion in Q4 2021 compared to 2.5 billion in Q4 2020, driven by increased web traffic, the 2021 Mergers and Acquisitions, and by the 25 additional partner websites added in 2021.

19

Enthusiast Gaming Holdings Inc.
Management Discussion and Analysis
For the Year Ended December 31, 2021

OVERALL PERFORMANCE (Continued)

Summary of Financial and Operating Results (Continued)

For the Three Months Ended December 31, 2021 and 2020 (Continued)

(b)	Esports revenue is generated through the provision of management services to other esports entities, sponsorships, prize money, merchandise sales, and other esports related sources. Entertainment revenue mainly relates to Pocket Gamer Connects mobile gaming events which occur throughout each year and the EGLX event which typically occurs in Q4 of each year. Entertainment revenue decreased to $0.2 million in Q4 2021 compared to $0.5 million in Q4 2020. The decrease is mainly attributable to $Nil management service revenue being earned in Q4 2021, compared to $0.4 million of management service revenue in Q4 2020, due to the termination of Management Services Agreement with AIG eSports LP on April 1, 2021 (see Related Party Transactions).

(c)	Subscription revenue is generated from paid subscribers on the Company’s web properties TSR, The Escapist, Siliconera, Icy Veins, Tabstats, GameKnot, Addicting Games, Shockwave, TeachMe, TypeRacer, Little Big Snake, and U.GG. As at December 31, 2021, the Company has approximately 220,000 paid subscribers, compared to approximately 122,000 paid subscribers as at December 31, 2020. The increase in subscription revenue is primarily attributable to an increase in paid subscribers on TSR and the 2021 Merger and Acquisitions. TSR had approximately 130,000 paid subscribers as at December 31, 2020, this number increased to approximately 172,000 paid subscribers as at December 31, 2021. TSR’s subscribers pay on average approximately USD$4 per month to access its VIP features. The cost of sales attributable to subscription revenue is nominal.

Operating expenses for the three months ended December 31, 2021 and 2020 were $25,679,125 and $12,524,904 respectively. The table below provides a breakdown of operating expenses for the indicated period:

	Three Months Ended December 31, 2021	Three Months Ended December 31, 2020
	$	$
Professional fees (a)	687,493	809,201
Consulting fees (b)	1,479,927	2,079,999
Advertising and promotion (c)	581,620	707,183
Office and general (d)	2,135,639	800,876
Salaries and wages (e)	8,371,476	3,940,045
Technology support, web development and content (f)	3,400,188	1,336,671
Esports player, team and game expenses (g)	887,187	1,202,012
Foreign exchange loss (h)	57,205	57,562
Share-based compensation (i)	4,228,195	(54,828)
Amortization and depreciation (j)	3,850,195	1,646,183
Total operating expenses	25,679,125	12,524,904

Notes:

(a)	Professional fees relate to corporate activities and are mainly comprised of legal, audit, tax and accounting fees. Professional fees decreased during Q4 2021 as compared to Q4 2020 due to less corporate activity relating to financing activities.

(b)	Consulting fees include fees pursuant to the Master Services Agreement with the Vancouver Arena Limited Partnership (see Related Party Transactions) and include management consultants, investor relations services, and technology and data evaluation services. The decrease in consulting fees is primarily attributable to the termination of the Master Services Agreement with Vancouver Arena Limited Partnership on April 1, 2021.

(c)	Advertising and promotion expense relates to corporate marketing, brand marketing, and brand ambassadors. Advertising and promotion fees decreased in Q4 2021 by $0.1 million as compared to Q4 2020 largely due to a decrease in corporate and brand marketing initiatives in Q4 2021 compared to Q4 2020.

20

Enthusiast Gaming Holdings Inc.
Management Discussion and Analysis
For the Year Ended December 31, 2021

OVERALL PERFORMANCE (Continued)

Summary of Financial and Operating Results (Continued)

For the Three Months Ended December 31, 2021 and 2020 (Continued)

(d)	Office and general costs increased in Q4 2021, mainly due to substantial increases in insurance expense relating to the listing of the Company’s common shares on the Nasdaq. The Company also incurred listing/sustaining fees as a result of the Nasdaq listing which are recognized into office and general costs. These expenses commenced in April 2021 and are expected to continue to be incurred. The Company maintains two offices in Toronto, Ontario, two offices in Los Angeles, California, and one office in Austin, Texas. Two of these offices were added in 2021 as part of the 2021 Mergers and Acquisitions. Occupancy costs are included in office and general.

(e)	The Company has a staff of approximately 200 employees as at December 31, 2021, compared to a staff of approximately 90 employees as of December 31, 2020. The Company continues to hire additional staff to support its growth. A significant portion of the increase in staffing levels is attributable to the hiring of content, sales, and sales support employees. The acquisition of Tabwire and the commencement of Project GG in Q2 2021 resulted in approximately 10 additional staff being added to the Company, the acquisition of Addicting Games in Q3 2021 resulted in approximately 10 additional staff being added to the Company, and the acquisition of Outplayed in Q4 2021 resulted in approximately 10 additional staff being added to the Company. Furthermore, the increase was contributed to the Company adding a number of senior level roles in 2020 and 2021, including a C level, and several EVP, SVP, and VP level positions. Salaries and wages also include commissions on direct sales. Increased direct sales contributed to the increase in salaries and wages as direct sales were $8.8 million in Q4 2021 compared to $3.3 million in Q4 2020.

(f)	Technology support, web development and content costs relate solely to the media and content division of the Company. The increase was contributed to by increased content and design costs incurred relating to the launch of new web and video properties, as well as other content initiatives that included live content events, including Rising Stars and Gamers Greatest Talent, and the integration of acquired entities in 2021.

(g)	Esports player, team and game expenses relate to primarily to Luminosity Gaming, including but not limited to player and influencer salaries, team housing and team travel. Esports player, team and game expenses decreased in Q4 2021 primarily relating to non-recurring expense recoveries on the expiration of certain contracts. The decrease in this expense is expected to be temporary.

(h)	The Company and its subsidiaries commonly transact and carry assets and liabilities in currencies other than their respective functional currencies. Foreign exchange gains or losses are caused by movements in exchange rates. Therefore, the Company expects continued gains and losses due to fluctuating exchange rates.

(i)	Share-based compensation is a non-cash expense which relates to options and restricted share units granted to directors, officers, employees, and consultants of the Company, which are expensed over their respective vesting periods. Share-based compensation expense increased significantly in Q4 2021 due to stock options and restricted share units issued in January 2021 and April 2021. In January 2021, the Company issued 743,671 options and 1,251,162 restricted share units. In April 2021, the Company issued 855,234 options and 1,242,577 restricted share units. No options or restricted share units were issued in fiscal 2020, and during this period, there were no restricted share units outstanding, and limited unvested stock options. The Company’s restricted share unit plan was adopted in January 2021. During the three months ended December 31, 2020, certain share-based compensation amounts were reversed due to forfeitures.

(j)	Amortization and depreciation is significantly comprised of amortization of intangible assets arising from the Mergers and Acquisitions. Amortization and depreciation expense increased in Q4 2021 mainly due to the amortization of intangible assets recognized upon the acquisition of Vedatis and Tabwire in Q2 2021, GameKnot and Addicting Games in Q3 2021, and Outplayed in Q4 2021.

21

Enthusiast Gaming Holdings Inc.
Management Discussion and Analysis
For the Year Ended December 31, 2021

OVERALL PERFORMANCE (Continued)

The comparative year ended December 31, 2020 results below were prior to the Merger and Acquisitions of Vedatis, Tabwire, GameKnot, Addicting Games, and Outplayed. Vedatis was acquired on May 1, 2021, Tabwire was acquired on June 21, 2021, GameKnot was acquired on August 30, 2021, Addicting Games was acquired on September 3, 2021, and Outplayed was acquired on November 22, 2021. The comparative year ended December 31, 2020 include the operating results of Omnia for approximately four months as Omnia was acquired on August 30, 2020.

The comparative year ended December 31, 2019, results below include the operating results of Luminosity Gaming for approximately four months as Luminosity Gaming was acquired August 27, 2019, include the operating results of Enthusiast Properties for approximately four months as Enthusiast Properties was acquired August 30, 2019, and include the operating results of Steel Media for approximately three months as Steel Media was acquired on October 3, 2019.

The operating results of these acquired entities have been included in the Company’s consolidated financial statements from the date of their respective acquisition.

Summary of Financial and Operating Results

For the Years Ended December 31, 2021, 2020 and 2019

Selected financial information for the Company for the indicated year is provided below:

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
	$	$	$
Total revenue	167,364,286	72,963,481	12,209,326
Cost of sales	129,589,540	54,294,967	7,245,000
Gross profit	37,774,746	18,668,514	4,964,326
Interest income	(51,529)	(102,158)	(677,276)
Operating expenses	85,319,083	35,520,104	25,399,717
Net loss and comprehensive loss for the year	(51,564,884)	(26,896,982)	(78,456,349)
Net loss per share – basic and diluted	(0.43)	(0.32)	(2.07)

Revenue for the years ended December 31, 2021, 2020 and 2019, was $167,364,286, $72,963,481 and $12,209,326, respectively. The table below provides a breakdown of revenue for the indicated year:

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
	$	$	$
Media and content (a)	152,444,727	60,887,990	6,725,067
Esports and entertainment (b)	5,483,444	5,906,613	4,230,922
Subscriptions (c)	9,436,115	6,168,878	253,337
Total revenue	167,364,286	72,963,481	12,209,326

22

Enthusiast Gaming Holdings Inc.
Management Discussion and Analysis
For the Year Ended December 31, 2021

OVERALL PERFORMANCE (Continued)

Summary of Financial and Operating Results (Continued)

For the Years Ended December 31, 2021, 2020 and 2019 (Continued)

Notes:

(a)	Media and content revenue predominantly consists of advertising revenue on the Company’s web, video and casual gaming platforms, and content licensing revenue. The web platform relates to Enthusiast Properties, the video platform relates to Omnia and the casual gaming platform relates to Addicting Games. The increase in media and content revenue for the year ended December 31, 2021, is mainly attributable to the acquisition of Omnia which occurred in Q3 2020 (August 30, 2020). For the year ended December 31, 2021, media and content revenue attributable to Omnia was $113.4 million. For the year ended December 31, 2021, media and content revenue, excluding Omnia, was $39.1 million, which increased $19.2 million compared to $19.9 million for the year ended December 31, 2020, excluding Omnia. The increase in media and content revenue for the year ended December 31, 2021, when excluding Omnia, is mainly due to an increase in direct sales attributable to the web platform during the year ended December 31, 2021, a net increase of 25 new partner websites added to the web platform in the year ended December 31, 2021, a web RPM which was 75% higher in the year ended December 31, 2021 as compared to year ended December 31, 2020, and the 2021 Mergers and Acquisitions which contributed $3.9 million to media and content revenue in 2021. The web RPM for the year ended December 31, 2020, was noticeably lower which the Company attributes to the onset of the COVID-19 pandemic and its effects on the prices of digital advertisements, which have recovered during the year ended December 31, 2021. The Company also added a new team of staff members in Q1 and Q2 2021 who are focused on optimizing the web network, which contributed to the increase in the web RPM for the year ended December 31, 2021.

The new partner websites added to the web platform have more favourable commercial terms for the Company when compared to legacy partner websites, resulting in lower cost of sales as a percentage of media and content revenue attributable to the web platform. This impact was marginally offset by the acquisition of Omnia in Q3 2020. The video platform has higher cost of sales as a percentage of revenue when compared to the web platform, and the video platform generates significantly more revenue than the web platform, which impacts gross profit. The new partner websites added to the web platform with more favourable terms and the increase in direct sales offset the impact on gross profit from the acquisition of Omnia which are the main drivers for the change in gross profit as a percent of total revenues increasing to 25.6% in the year ended December 31, 2020, compared to 22.6% in the year ended December 31, 2021. Video views were 29.1 billion in the year ended December 31, 2021, compared to 31.7 billion (pro-forma) in the year ended December 31, 2020. Video views for the year ended December 31, 2020, were noticeably higher which the Company attributes to the onset of the COVID-19 pandemic and the related stay-at-home orders being enacted by governments worldwide, combined with the closing of schools in most jurisdictions.

The increase in media and content revenue for the year ended December 31, 2020, as compared to December 31, 2019, was mainly attributable to the acquisitions of Enthusiast Properties on August 30, 2019, and Omnia on August 30, 2020.

(b)	Esports revenue is generated through the provision of management services to other esports entities, sponsorships, prize money, merchandise sales, and other esports related sources. Entertainment revenue mainly relates to Pocket Gamer Connects mobile gaming events which occur throughout each year and the EGLX event which typically occurs in Q4 of each year. The decrease in esports and entertainment revenue was caused by entertainment revenue decreasing from $3.4 million for the year ended December 31, 2020, to $1.7 million for the year ended December 31, 2021, a decrease of $1.7 million. This decrease is mainly due to the Company’s largest annual event (by revenue), Pocket Gamer Connects London, not being held as a live event in January 2021 due to public health restrictions in the United Kingdom relating to the COVID-19 pandemic. In Q1 2021, Pocket Gamer Connects London was held as a virtual event while in Q1 2020 it was a live event. This resulted in significantly less revenue earned from Pocket Gamer Connects London 2021 compared to the same event in 2020 as the selling price for attendance at virtual events is considerably lower than live events, and there are less sponsorship opportunities for virtual events. This decrease is also attributable to the EGLX event not occurring in Q4 2021. The move to virtual events also results in a decrease in cost of sales as costs incurred for virtual events are significantly less than live events.

23

Enthusiast Gaming Holdings Inc.
Management Discussion and Analysis
For the Year Ended December 31, 2021

OVERALL PERFORMANCE (Continued)

Summary of Financial and Operating Results (Continued)

For the Years Ended December 31, 2021, 2020 and 2019 (Continued)

(b)   (Continued)

Esports revenue increased to $3.8 million for the year ended December 31, 2021, compared to $2.5 million for the year ended December 31, 2020. The increase is mainly attributable to sponsorship revenue earned in the year ended December 31, 2021, of $3.3 million compared to $0.5 million in the year ended December 31, 2020, an increase of $2.8M sourced through direct sales efforts. This increase in esports revenue was offset by $0.4 million management service revenue being earned in the year ended December 31, 2021, compared to $1.5 million of management service revenue being earned in the year ended December 31, 2020, this decrease is due to the termination of Management Services Agreement with AIG eSports LP on April 1, 2021 (see Related Party Transactions). This increase in esports revenue was also offset by $Nil buy-out revenue being earned in the year ended December 31, 2021, compared to $0.2 million of buy-out revenue in the year ended December 31, 2020.

(c)	Subscription revenue is generated from paid subscribers on the Company’s web properties TSR, The Escapist, Siliconera, Icy Veins, Tabstats, GameKnot, Addicting Games, Shockwave, TeachMe, TypeRacer, Little Big Snake and U.GG. As at December 31, 2021, the Company has approximately 220,000 paid subscribers, compared to approximately 122,000 paid subscribers as at December 31, 2020. The increase in subscription revenue is primarily attributable to an increase in paid subscribers on TSR and the 2021 Mergers and Acquisitions. TSR had approximately 122,000 paid subscribers as at December 31, 2020, this number increased to approximately 172,000 paid subscribers as at December 31, 2021. TSR’s subscribers pay on average approximately USD$4 per month to access its VIP features. The cost of sales attributable to subscription revenue is nominal.

The increase in subscription revenue for the year ended December 31, 2020, as compared to December 31, 2019, was mainly attributable to the acquisitions of Enthusiast Properties on August 30, 2019.

Operating expenses for the years ended December 31, 2021, 2020 and 2019 were $85,319,083, $35,520,104 and $25, 399,717 respectively. The table below provides a breakdown of operating expenses for the indicated year:

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
	$	$	$
Professional fees (a)	3,073,330	2,273,088	1,174,890
Consulting fees (b)	4,591,688	5,805,134	6,793,925
Advertising and promotion (c)	3,047,149	1,409,084	2,104,622
Office and general (d)	6,972,055	2,878,813	1,371,821
Salaries and wages (e)	25,140,326	9,131,447	1,794,054
Technology support, web development and content (f)	10,640,184	4,734,548	1,144,534
Esports player, team and game expenses (g)	5,497,165	3,446,652	1,728,525
Foreign exchange gain (h)	(2,079,774)	(13,832)	239,828
Share based compensation (i)	18,918,489	818,383	6,113,644
Amortization and depreciation (j)	9,518,471	5,036,787	2,933,874
Total operating expenses	85,319,083	35,520,104	25,399,717

Notes:

(a)	Professional fees relate to corporate activities and are mainly comprised of legal, audit, tax, and accounting fees. Professional fees increased during the year ended December 31, 2021, due to fees incurred relating to the registration of the Company with the SEC, the listing of the Company’s common shares on the Nasdaq, the February Offering, and the June Offering (see Share Capital).

(b)	Consulting fees include fees pursuant to the Master Services Agreement with the Vancouver Arena Limited Partnership (see Related Party Transactions) and include management consultants, investor relations services, and technology and data evaluation services. The termination of the Master Services Agreement with Vancouver Arena Limited Partnership on April 1, 2021, was the primary cause of the $1.2 million decrease in consulting fees for the year ended December 31, 2021 compared to the year ended December 31, 2020. This decrease was offset by an increase in the numbers of consultants in the year ended December 31, 2021, as compared to the year ended December 31, 2020.

24

Enthusiast Gaming Holdings Inc.
Management Discussion and Analysis
For the Year Ended December 31, 2021

OVERALL PERFORMANCE (Continued)

Summary of Financial and Operating Results (Continued)

For the Years Ended December 31, 2021, 2020 and 2019 (Continued)

(c)	Advertising and promotion expense relates to corporate marketing, brand marketing, and brand ambassadors. Advertising and promotion fees increased in the year ended December 31, 2021, by $1.6 million as compared to the year ended December 31, 2020, largely due to corporate and brand marketing initiatives which had not yet fully commenced in the year ended December 31, 2020.

(d)	Office and general costs increased during the year ended December 31, 2021, mainly due to substantial increases in insurance expense relating to the listing of the Company’s common shares on the Nasdaq. The Company also incurred additional listing fees, regulatory filing fees, and transfer agent fees as a result of the Nasdaq listing. These expenses commenced in April 2021 and are expected to continue to be incurred. The Company maintains two offices in Toronto, Ontario, two offices in Los Angeles, California and one office in Austin, Texas. Two of these offices were added in 2021 as part of the 2021 Mergers and Acquisitions. Occupancy costs are included in office and general.

(e)	The Company has a staff of approximately 200 employees as at December 31, 2021, compared to a staff of approximately 90 employees as of December 31, 2020. The Company continues to hire additional staff to support its growth. A significant portion of the increase in staffing levels is attributable to the hiring of content, sales, and sales support employees. Additionally, the acquisition of Omnia in Q3 2020 resulted in approximately 40 additional staff being added to the Company, the acquisition of Tabwire and the commencement of Project GG in Q2 2021 resulted in approximately 10 additional staff being added to the Company, the acquisition of Addicting Games in Q3 2021 resulted in approximately 10 additional staff being added to the Company, and the acquisition of Outplayed in Q4 2021 resulted in approximately 10 additional staff being added to the Company. Furthermore, the increase was contributed to the Company adding a number of senior level roles in 2020 and 2021, including a C level, and several EVP, SVP, and VP level positions. The Company also commenced an annual short-term incentive plan for employees in Q4 2020, which contributed to the increased salaries and wages. Salaries and wages also include commissions on direct sales. Increased direct sales contributed to the increase in salaries and wages as direct sales were $22.2 million for the year ended December 31, 2021, compared to $5.0 million for the year ended December 31, 2020.

(f)	Technology support, web development and content costs relate solely to the media and content division of the Company. The increase was contributed to by increased content and design costs incurred relating to the launch of new web and video properties, as well as other content initiatives that included live content events, including Rising Stars and Gamers Greatest Talent, and the integration of acquired entities in 2021.

(g)	Esports player, team and game expenses relate to primarily to Luminosity Gaming, including but not limited to player and influencer salaries, team housing and team travel. Esports player, team and game expenses increased for the year ended December 31, 2021, primarily relating to players and influencers salaries. The current roster of players and influencers during the year ended December 31, 2021, is comprised of more notable players and influencers compared to the year ended December 31, 2020, who are compensated at higher levels.

(h)	The Company and its subsidiaries commonly transact and carry assets and liabilities in currencies other than their respective functional currencies. Foreign exchange gains or losses are caused by movements in exchange rates. Therefore, the Company expects continued gains and losses due to fluctuating exchange rates. The gain for the year ended December 31, 2021, is related to a strengthening of the US dollar compared to the Canadian dollar between the date of the closing of the June Offering and December 31, 2021. The proceeds of the June Offering were received in USD, see Share Capital.

(i)	Share-based compensation is a non-cash expense which relates to options and restricted share units granted to directors, officers, employees, and consultants of the Company, which are expensed over their respective vesting periods. Share-based compensation expense increased significantly for the year ended December 31, 2021, due to stock options and restricted share units issued in January 2021 and April 2021. In January 2021, the Company issued 743,671 options and 1,251,162 restricted share units. In April 2021, the Company issued 855,234 options and 1,242,577 restricted share units. No options or restricted share units were issued during the year December 31, 2021, and during that period, there were no restricted share units outstanding, and limited unvested stock options. The Company’s restricted share unit plan was adopted in January 2021.

25

Enthusiast Gaming Holdings Inc.
Management Discussion and Analysis
For the Year Ended December 31, 2021

OVERALL PERFORMANCE (Continued)

Summary of Financial and Operating Results (Continued)

For the Years Ended December 31, 2021, 2020 and 2019 (Continued)

(j)	Amortization and depreciation is significantly comprised of amortization of intangible assets arising from the Mergers and Acquisitions. Amortization and depreciation increased for the year ended December 31, 2021, mainly due to the amortization of intangible assets recognized upon the acquisition of Omnia in Q3 2020, Vedatis and Tabwire in Q2 2021, GameKnot and Addicting Games in Q3 2021, and Outplayed in Q4 2021.

SELECT PRO FORMA OPERATING METRICS

The Company completed the acquisition of Omnia on August 30, 2020. Financial results include the results of Omnia from the date of the closing of their respective acquisition transactions. References to “pro forma” figures below will assume the acquisition of Omnia took place on the first day of the respective period. “Web pageviews” relate to Enthusiast Properties, “Video views” relate to Omnia, and “Paid Subscribers” relates to TSR, The Escapist, and Siliconera. Paid subscribers for Vedatis and Tabwire are included beginning in Q2 2021, paid subscribers for GameKnot and Addicting Games are included beginning in Q3 2021, and paid subscribers for U.GG are included beginning in Q4 2021. The Company is providing pro forma quarterly information as the acquisition of Omnia reduces the comparability of year-over-year figures. The figures below do not include pro forma adjustments for Vedatis, Tabwire, GameKnot, Addicting Games and Outplayed.

Quarterly Select Pro Forma Operating Metrics
Pro Forma for the Omnia Acquisition
	Q1 2020	Q2 2020	Q3 2020	Q4 2020	Q1 2021	Q2 2021	Q3 2021	Q4 2021
Total Views (millions)	9,201	12,485	10,554	9,852	9,896	10,395	9,825	9,576
Web pageviews	2,296	3,119	2,427	2,522	2,596	2,516	2,606	2,866
Video views	6,905	9,366	8,127	7,330	7,300	7,879	7,219	6,710
Paid Subscribers (thousands – as at end of period)	92	111	112	122	137	155	207	220

Web pageviews, which relate historically to Enthusiast Properties, have increased steadily over the last eight quarters. The Company continually grows existing properties and creates or acquires new properties, and adds new partner properties, to the web platform. The significant increase in web pageviews in Q2 2020 was, in the belief of Management, caused by global stay-at-home orders being enacted by governments worldwide, combined with the closing of schools in most jurisdictions, in reaction to the COVID-19 pandemic. The Company’s audience was spending additional time on the Company’s platforms, resulting in a significant increase in pageviews. As these public health restrictions were eased in Q3 2020, the number of pageviews declined, and remained relatively constant in Q4 2020 through Q3 2021. Web pageviews began to rise again in Q4 2021.

Video views relate historically to Omnia which was acquired in Q3 2020. At the time of the acquisition of Omnia, video views were relatively steady at approximately 6.9 billion. The significant increase in video views in Q2 2020 was, in the belief of Management, caused by global stay-at-home orders being enacted by governments worldwide, combined with the closing of schools in most jurisdictions, in reaction to the COVID-19 pandemic. The Company’s audience was spending additional time on the Company’s platforms, resulting in a significant increase in video views. As these public health restrictions were eased in Q3 2020, the number of video views declined. The decline in video views continued into Q4 2020, before stabilizing in Q1 2021 at approximately 7.3 billion. The video views increased to 7.9 billion in Q2 2021, due to increased traffic to the Company’s Arcade Cloud video properties, a number of new Snapchat channels being launched by the Company in Q2 2021 (including Livestream Fails and Blox Buddies), and from additional partner channels being added to the Company’s video platform in Q1 and Q2 2021. The video views decreased to 7.2 billion in Q3 2021, which the Company attributed to students returning back to school in Q3 2021. The video views have decreased to 6.7 billion in Q4 2021, which the Company attributes to the Company shifting to video properties with a higher yield and the lingering effect of students returning to school and the continued easing of COVID-19 pandemic restrictions.

26

Enthusiast Gaming Holdings Inc.
Management Discussion and Analysis
For the Year Ended December 31, 2021

SELECT PRO FORMA OPERATING METRICS (Continued)

Paid subscribers relate primarily to TSR. TSR was acquired by Enthusiast Properties in Q1 2019. In Q4 2019 the Company began initiatives to increase the numbers of paid subscribers, including pricing analysis, promotional events, and marketing initiatives. The significant increase in paid subscribers in Q1 and Q2 2020 was, in the belief of Management, caused by global stay-at-home orders being enacted by governments worldwide, combined with the closing of schools in most jurisdictions, in reaction to the COVID-19 pandemic. This increased the amount of traffic on TSR, resulting in additional paid subscribers. In Q3 and Q4 2020 the Company established a team of employees focused exclusively on subscription efforts, and the Company attributes the additional increase in the number of paid subscribers observed in Q4 2020 and Q1 2021 to Q4 2021 primarily to these initiatives as well as the 2021 Mergers and Acquisitions of Vedatis, Tabwire, GameKnot, Addicting Games, and Outplayed. Approximately 48,000 paid subscribers were added from the 2021 Mergers and Acquisitions of Vedatis, Tabwire, GameKnot, Addicting Games, and Outplayed.

QUARTERLY RESULTS OF OPERATIONS

	Q1 2020	Q2 2020	Q3 2020	Q4 2020	Q1 2021	Q2 2021	Q3 2021	Q4 2021
	$	$	$	$	$	$	$	$
Total revenue	7,134,336	7,029,096	16,328,946	42,471,103	30,022,335	37,057,601	43,341,907	56,942,443
Interest income	61,523	15,007	14,775	10,853	18,320	22,911	9,315	983
Operating expenses	7,325,729	7,491,479	8,177,992	12,524,904	18,734,942	19,550,684	21,354,332	25,679,125
Net loss and comprehensive loss	(5,364,312)	(6,549,732)	(8,033,467)	(6,949,471)	(13,565,128)	(12,835,513)	(12,302,971)	(12,861,272)
Loss per share – basic and diluted	(0.07)	(0.09)	(0.10)	(0.06)	(0.12)	(0.11)	(0.10)	(0.10)

In Q3 2020 the Company completed the acquisition of Omnia, which caused the significant increases in total revenue and operating expenses observed in Q3 and Q4 2020. The Company has been expanding its operations since the acquisition of Omnia in Q3 2020, which is the primary driver of the increase in total revenue and operating expenses from Q4 2020 through Q4 2021. In Q2, Q3 and Q4 2021, the Company completed the Mergers and Acquisitions of Vedatis, Tabwire, GameKnot, Addicting Games, and Outplayed, which contributed to the increase in total revenue and operating expenses observed in Q2, Q3, and Q4 2021. The majority of the increase in operating expenses from Q4 2020 to Q4 2021 relates to share-based compensation and amortization and depreciation. Q4 2021 share-based compensation was $4.2 million, compared to a recovery of $0.1 million in Q4 2020. Q4 2021 amortization and depreciation was $3.9 million, compared to $1.6 million in Q4 2020.

For the closing dates of the Mergers and Acquisitions, see Description of Enthusiast Gaming Holdings.

Period-to-period results are also impacted by certain operating metrics (see Select Pro Forma Operating Metrics) and seasonality (see Seasonality).

27

Enthusiast Gaming Holdings Inc.
Management Discussion and Analysis
For the Year Ended December 31, 2021

SEASONALITY

The Company’s media and content division is impacted by seasonality which is linked to advertiser spend and consumer events. Advertising seasonality is driven by two main factors, RPM and traffic, which are interlinked factors that are tied to seasonal periods of time throughout the year. These seasonal periods of time are linked to cultural holidays, commercial holidays, or ad hoc events (e.g., election years).

Advertiser spend is impacted by their annual budgets, financial year-end date, cultural holidays, commercial holidays, ad hoc events, new brands, new campaigns and new products. Advertiser spend normally increases significantly for consumer spending events such as Black Friday, Christmas, Back to School, Valentine’s Day, and Easter which result in a corresponding increase in RPM. Advertiser spend increases substantially in Q4 as Black Friday and the December holiday season approaches. Advertiser spend can differ from consumer spend as consumers have different spending patterns and important events.

Q1 is typically the slowest part of the year as most spending occurs in Q4. As a result, Q1 normally reports the lowest media and content revenue and Q4 the highest media and content revenue. Q2 and Q3 media and content revenue varies depending on an advertiser’s financial year end, budgeted advertiser spends remaining and new brands, campaigns, and products being promoted.

Due to seasonality, the results of operations for any quarter are not necessarily indicative of the results of operations for the fiscal year.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash flow for the Year Ended December 31, 2021

Net cash used in operating activities for the year ended December 31, 2021, was $23,678,663 (December 31, 2020 – $14,888,000). This was significantly due to the net loss of $52,046,622, and was decreased by items not affecting cash such as amortization and depreciation of $9,518,471, share-based compensation of $18,918,489, interest and accretion of $1,294,774, share of loss from investment in associates and joint ventures of $266,641, a loss on the change in the fair value of investments of $444,764, a loss on settlement of vendor-take-back loan of $316,241, a loss on revaluation of the deferred payment liability of $181,707, and shares for services of $173,567, and increased by items not affecting cash such as deferred tax recovery of $1,133,687, a foreign exchange gain of $172,776, a gain on repayment of long-term debt of $39,502, and a gain on settlement of long-term debt of $11,991. These non-cash items for the year ended December 31, 2021 were collectively offset by changes in working capital including an increase in trade and other receivables of $8,322,247, an increase in prepaid expenses of $1,599,739, a decrease in loans receivable of $37,500, an increase in accounts payable and accrued liabilities of $7,687,368, an increase in contract liabilities of $1,284,406, a decrease in income tax receivable and payable of $174,052 and income tax paid of $301,975. For the year ended December 31, 2020, net cash used in operating activities was attributable to the net loss of $26,852,332, which was decreased by items not affecting cash such as amortization and depreciation of $5,036,787, share-based compensation of $818,383, interest and accretion of $1,868,063, capitalized interest and success fee of $1,494,910, a share of loss from investment in associates and joint ventures of $2,057,135, provisions of $47,716, loss on modification of long-term debt of $1,140,320, loss on conversion of convertible debentures of $49,002, foreign exchange loss of $16,409, and shares for services of $441,613, and increased by items not affecting cash such as a gain on player buy-out of $204,764, change in fair value of investment of $183,951, and deferred tax recovery of $83,786. These non-cash items for the year ended December 31, 2020, were collectively offset by changes in working capital including an increase in accounts receivable of $7,114,118, an increase in income tax of $292,492, an increase in prepaid expenses of $1,777, an increase in accounts payable and accrued liabilities of $6,896,882, and a decrease in contract liabilities of $22,000.

Net cash provided by financing activities for the year ended December 31, 2021, was $76,014,636 (December 31, 2020 – $18,186,849). This was attributable to proceeds from the issuance of shares for offerings of $95,146,338 (net of transaction costs), proceeds from the exercise of options of $784,431, and proceeds from long-term debt of $10,823,240 (net of transaction costs), which were collectively offset by repayments of long-term debt of $23,773,470, repayment of the vendor-take- back loan of $6,158,329, repayment of other long-term debt of $5,561, and lease payments of $802,013. For the year ended December 31, 2020, net cash provided by financing activities was attributable to proceeds from issuance of shares for offerings of 15,609,256 (net of transaction costs), proceeds from the exercise of warrants of $2,728,015, proceeds from the exercise of options of $228,536, proceeds from long-term debt of $26,000 (net of transaction costs), and lease payments of $404,958.

28

Enthusiast Gaming Holdings Inc.
Management Discussion and Analysis
For the Year Ended December 31, 2021

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES (Continued)

Net cash used in investing activities for the year ended December 31, 2021, was $33,944,320 (December 30, 2020 – $12,170,952) which was due to cash paid for Mergers and Acquisitions of $36,222,278, investment in associates and joint ventures of $125,000, and acquisitions of property and equipment of $3,398, which were offset by cash acquired from Mergers and Acquisitions of $2,406,356. For the year ended December 31, 2020, net cash used in investing activities was attributable to cash paid for Merger and Acquisitions of $10,500,000, investment in associates and joint ventures of $2,169,750, repayment of deferred payment liability of $659,832, and acquisitions of property and equipment of $7,259, which were collectively offset by cash acquired from Mergers and Acquisitions of $281,125, proceeds from a disposal of an investment of $680,000, and proceeds from a disposal of intangible assets of $204,764.

For the years ended December 31, 2021 and 2020, the Company had a net increase in cash of $18,330,439 and a net decrease in cash of $8,887,899, respectively. As a result, the Company had a cash balance as at December 31, 2021 and 2020, of $22,654,262 and $4,323,823, respectively.

Liquidity

Selected financial information about the Company’s financial position as at the indicated dates is provided below:

	December 31, 2021	December 31, 2020
	$	$
Cash	22,654,262	4,323,823
Total assets	387,783,170	222,321,234
Total liabilities	125,014,849	80,450,177
Share capital, contributed surplus and accumulated other comprehensive income (loss)	413,100,475	240,156,589
Retained earnings (deficit)	(150,332,154)	(98,285,532)
Working capital (deficiency)	(9,181,911)	(7,304,839)

Total liabilities at each reporting date are broken down as follows:

	December 31, 2021	December 31, 2020
	$	$
Accounts payable and accrued liabilities	34,391,221	23,602,547
Contract liabilities	3,890,569	1,625,594
Income tax payable	114,094	-
Current portion of long-term debt	2,000,000	1,250,000
Current portion of deferred payment liability	27,244,146	636,600
Current portion of convertible debentures	-	7,546,453
Current portion of lease contract liabilities	796,835	578,330
Current portion of other long-term debt	11,121	-
Long-term debt	7,681,867	21,651,956
Long-term lease contract liabilities	2,213,512	2,308,336
Vendor-take-back loan	-	5,559,250
Long-term portion of deferred payment liability	20,794,275	529,124
Other long-term debt	136,324	-
Deferred tax liability	25,740,885	15,161,987
Total liabilities	125,014,849	80,450,177

During the year ended December 31, 2021, the Company incurred a net loss and comprehensive loss of $51,564,884 (December 31, 2020 – $26,896,982) and, as of that date, the Company had accumulated a deficit of $150,332,154 (December 31, 2020 – $98,285,532) and negative cash flows from operations of $23,678,663 (December 31, 2020 – $14,888,000). Whether and when the Company can attain profitability and positive cash flows from operations is uncertain.

The Company has not yet realized profitable operations and has mainly relied on non-operational sources of financing to fund operations. Management has been able to raise sufficient funds to finance the Company’s operations, growth, and mergers and acquisitions in the past and may need to continue to do so to fund these activities in the future.

29

Enthusiast Gaming Holdings Inc.
Management Discussion and Analysis
For the Year Ended December 31, 2021

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES (Continued)

Liquidity (Continued)

As at December 31, 2021, the Company has current assets of $59,266,075 (December 31, 2020 - $27,934,685) and current liabilities of $68,447,986 (December 31, 2020 - $35,239,524) resulting in a working capital deficiency of $9,181,911 (December 31, 2021 - $7,304,839).

As at December 31, 2021, the Company’s working capital deficiency of $9,181,911 includes contract liabilities of $3,890,569 and the current portion of deferred payment liability of $27,244,146, which can be settled through issuance of common shares at Company’s option. The working capital will be used to finance operations, growth, and mergers and acquisitions over the next 12 months. The Company also has other cash commitments of $2,142,000 (see Commitments) over the next 12 months. After considering these items, Management believes that the existing working capital is sufficient to meet the Company’s requirements over the next 12 months. To the extent that further working capital is required in the next 12 months, the Company has an operating credit consisting of an authorized amount of up to $5 million available to draw upon. As at December 31, 2021, and as of the date of this MD&A, the balance on this operating credit is $Nil. For details on the operating credit see Note 14 of the consolidated financial statements for the years ended December 31, 2021 and 2020. The Company has not identified any legal or practical restrictions on its ability to meet its obligations.

Capital Management

The Company considers its capital structure to consist of shareholders’ equity, long-term debt and deferred payment liability. The Company manages its capital structure and makes adjustments to it in order to have the funds available to support the acquisition and development of its business. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company is dependent on external equity financing to fund its activities. In order to carry out the planned operations and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the year ended December 31, 2021. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements aside from the covenants described in Note 14 of the consolidated financial statements for the year ended December 31, 2021.

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern. The Company’s ability to raise future capital is subject to uncertainty and the inability to raise such capital may have an adverse impact over the Company’s ability to continue as a going concern.

Bought Deal Prospectus Offerings

On February 10, 2021, the Company offered and sold a total of 7,383,000 common shares resulting in gross proceeds of $42,452,250. The Company incurred cash share issuance cost of $2,704,571 relating to the offering. The net proceeds from the offering are expected to be used for future acquisitions, working capital and general corporate purposes.

The following table sets forth the anticipated use of the net proceeds received by the Company as at and in connection with the February 10, 2021, offering:

Use of Net Proceeds
$
Reduction of long- term debt (revolving portion) (1) (2)	13,773,470
Debt servicing (3)	1,160,000
Cash portion of Vedatis acquisition (4)	5,277,650
Capital expenditures (5)	1,000,000
Unallocated working capital and future acquisitions (6)	18,536,559
Total	39,747,679

30

Enthusiast Gaming Holdings Inc.
Management Discussion and Analysis
For the Year Ended December 31, 2021

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES (Continued)

Bought Deal Prospectus Offerings (Continued)

Notes:

(1)	Represents the revolving portion of the Company’s long-term debt facilities. These amounts would be available for use by the Company in future periods however the Company does not intend to draw on these facilities in the twelve-month period following the closing of the February 10, 2021 offering.

(2)	Incurred in August 2019 by Aquilini GameCo Inc. (“GameCo”) for the purposes of (i) working capital and (ii) to finance future acquisitions.

(3)	Represents the estimated cash interest and other debt servicing charges to be payable by Enthusiast Gaming in relation to its outstanding long-term debt facilities (after considering the reduction) in the twelve-month period following the closing of the February 10, 2021 offering.

(4)	Represents the cash portion of €3,500,000 ($5,277,650) paid on the closing of the acquisition of Vedatis.

(5)	Represents the estimated cash capital contributions Enthusiast Gaming may provide to its investments in associates. Enthusiast Gaming can reallocate such funds in order to satisfy operating cash flow requirements if required. Failure to pay such cash capital contributions if and when requested by Enthusiast Gaming’s associates could result in certain actions including the loss of rights or a reduction in necessary equity in order to satisfy the capital call requirement which are not expected to affect Enthusiast Gaming’s available cash.

(6)	The Company used $18,536,559 from the February 10, 2021 offering to pursue its growth strategies, including value-enhancing acquisitions and/or potential strategic partnerships, and for the funding of capital and operating expenditures necessary for the Company’s growth plans as well as to strengthen its financial position. As a result of the Company’s anticipated growth and the fact that it operates in a dynamic and rapidly-evolving market, the Company does not believe it can provide meaningful approximate amounts of the proceeds that will be allocated to each of these purposes. As such, the Company has not specifically allocated these amounts among these purposes. The Company expects that a significant portion of these amounts will be allocated to future acquisitions. Such decisions will depend on market conditions, acquisition candidates and other factors, as they evolve over time.

In June 2021, the Company offered and sold a total of 8,600,000 common shares resulting in gross proceeds of $60,137,755 (USD $49,450,000). The Company incurred cash share issuance cost of $4,739,096 relating to the offering. The net proceeds from the offering are expected to be used for future acquisitions, working capital and general corporate purposes.

The following table sets forth the anticipated use of the net proceeds received by the Company as at and in connection with the June 2021 offering:

Use of Net Proceeds
$
Deferred payments relating to acquisitions (1)	2,453,365
Cash portion of Tabwire acquisition (2)	6,143,500
Principal payments (3)	2,750,000
Vendor-take-back loan principal and interest payments (4)	6,158,329
Future acquisition and unallocated working capital (5)	37,893,465
Total	55,398,659

Notes:

(1)	Represents €1,250,000 ($1,852,857) escrow payment relating to the acquisition of Vedatis and USD$500,000 ($600,508) deferred payment relating to the acquisition of Steel Media Limited (“Steel Media”) due April 2022.

(2)	Represents the cash portion of USD$5,000,000 ($6,143,500) paid on the closing of the acquisition of Tabwire.

(3)	Represents principal payments of $2,750,000 payable by Enthusiast Gaming in relation to its outstanding long-term debt facilities in the twelve-month period following June 30, 2021. The long-term debt facilities were incurred in August 2019 by GameCo for the purposes of (i) working capital and (ii) to finance future acquisitions.

31

Enthusiast Gaming Holdings Inc.
Management Discussion and Analysis
For the Year Ended December 31, 2021

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES (Continued)

Bought Deal Prospectus Offerings (Continued)

(4)	Represents the cash interest $408,328 and principal payments $5,750,000 paid by Enthusiast Gaming in relation to its outstanding vendor-take-back loan as at the date of the closing of the June offering. The vendor-take-back loan was incurred in August 2020 by Enthusiast Gaming in connection with the acquisition of Omnia. In connection with the offering, the principal amount of the vendor-take-back loan that would be due on its maturity in August 2023 will be repaid together with accruing but unpaid interest up to the repayment date.

(5)	The Company used $37,893,465 from the June offering to pursue its growth strategies, including targeted acquisitions and/or potential strategic partnerships, and for the funding of capital and operating expenditures necessary for the Company’s growth plans as well as to strengthen its financial position. As a result of the Company’s anticipated growth and the fact that it operates in a dynamic and rapidly-evolving market, the Company does not believe it can provide meaningful approximate amounts of the proceeds that will be allocated to each of these purposes. As such, the Company has not specifically allocated these amounts among these purposes. The Company expects that a significant portion of these amounts will be allocated to future acquisitions. Such decisions will depend on market conditions, acquisition candidates and other factors, as they evolve over time.

While the Company anticipates that it will spend the funds available to it as set forth above, there may be circumstances where, for sound business reasons, a reallocation of the net proceeds may be necessary. While actual expenditures may in fact differ from these amounts and allocations, in any event the net proceeds will be used by the Company in furtherance of its business.

The Company has historically had negative cash flows from operating activities and has historically incurred net losses. The Company expects to be able to meets is cash needs for at least the next twelve-month period. To the extent that the Company has negative operating cash flows in future periods, it may need to deploy a portion of its existing working capital to fund such negative cash flows.

Share Capital

Authorized:

Unlimited number of common shares

Unlimited number of preferred shares

During the year ended December 31, 2021:

(i)	The Company received proceeds of $784,431 from the exercise of 363,176 stock options. The fair value assigned to these stock options of $927,292 was reclassified from contributed surplus to share capital.

(ii)	The Company issued 2,835,289 common shares from the conversion of convertible debentures (see Note 16 of the consolidated financial statements for the years ended December 31, 2021 and 2020).

(iii)	On January 20, 2021, the Company issued 429,354 common shares to settle the remaining Steel Media deferred payment liability (see Note 17 of the consolidated financial statements for the years ended December 31, 2021 and 2020).

(iv)	On February 10, 2021, the Company offered and sold a total of 7,383,000 common shares resulting in gross proceeds of $42,452,250 (the “February Offering”). The Company incurred cash share issuance cost of $2,704,571 relating to the February Offering.

(v)	On May 4, 2021, the Company issued 226,563 common shares in connection with the closing of the Vedatis SPA (see Note 5 of the consolidated financial statements for the years ended December 31, 2021 and 2020).

(vi)	In June 2021, the Company offered and sold a total of 8,600,000 common shares resulting in gross proceeds of $60,137,755 (USD $49,450,000) (the “June Offering”). The Company incurred cash share issuance cost of $4,739,096 relating to the June Offering.

(vii)	On June 21, 2021, the Company issued 790,094 common shares in connection with the closing of the Tabwire EPA (see Note 5 of the consolidated financial statements for the years ended December 31, 2021 and 2020).

32

Enthusiast Gaming Holdings Inc.
Management Discussion and Analysis
For the Year Ended December 31, 2021

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES (Continued)

Share Capital (Continued)

During the year ended December 31, 2021: (Continued)

(viii)	On August 30, 2021, the Company issued 165,425 common shares in connection with the closing of the GameKnot EPA (see Note 5 of the consolidated financial statements for the years ended December 31, 2021 and 2020).

(ix)	On September 3, 2021, the Company issued 2,661,164 common shares in connection with the closing of the Addicting Games SPA (see Note 5 of the consolidated financial statements for the years ended December 31, 2021 and 2020).

(x)	On December 31, 2021, the Company issued 5,164,223 common shares in connection with the closing of Outplayed MA (see Note 5 of the consolidated financial statements for the years ended December 31, 2021 and 2020).

During the year ended December 31, 2020:

(i)	The Company received proceeds of $2,728,015 from the exercise of 3,109,589 common share purchase warrants. The fair value assigned to these warrants of $7,907,396 was reclassified from warrant reserve to share capital.

(ii)	The Company received proceeds of $228,536 from the exercise of 823,937 stock options. The fair value assigned to these options of $2,763,543 was reclassified from contributed surplus to share capital.

(iii)	On August 6, 2020, the Company completed an offering of 11,500,000 common shares at a price of $1.50 per common share for gross proceeds of $17,250,000. The Company incurred a 6% commission on the gross proceeds received from the offering and incurred cash share issuance of $1,640,744 relating to the offering.

(iv)	On August 31, 2020, the Company issued 18,250,000 common shares in connection with the closing of the Omnia SPA (Note 5 of the consolidated financial statements for the years ended December 31, 2021 and 2020).

(v)	On July 21, 2020, 1,071,876 common shares were returned to treasury. The shares to be returned to treasury related to GameCo’s acquisition of Luminosity in 2019. The consideration was reduced by the value of the shares to be returned to treasury which was determined to be $3,858,756 as at the acquisition date.

(vi)	In December 2020, the Company issued 136,649 common shares for the conversion of convertible debentures (Note 16 of the consolidated financial statements for the years ended December 31, 2021 and 2020).

(vii)	On December 29, 2020, the Company issued 91,009 common shares for services performed by a consultant. The common shares issued were valued based on the fair value of services provided. The value assigned to the shares issued of $200,162 was recorded as consulting fee expense.

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company had the following shares and securities convertible into shares outstanding at the following dates:

	March 28, 2022	December 31, 2021	December 31, 2020
Common shares	133,696,306	133,549,269	104,930,981
Options, convertible into common shares	3,879,225	3,923,491	2,734,073
Restricted share units	2,429,306	2,455,697	-
Convertible debentures, convertible into common shares	-	-	2,835,289
Total	140,004,837	139,928,457	110,500,343

33

Enthusiast Gaming Holdings Inc.
Management Discussion and Analysis
For the Year Ended December 31, 2021

RELATED PARTY TRANSACTIONS

The Company's key management personnel have authority and responsibility for overseeing, planning, directing and controlling the activities of the Company. Key management personnel include members of the Board of Directors, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Chief Corporate Officer, President and former esports President. Compensation of key management personnel may include short-term and long-term benefits. Short-term benefits include salaries and bonuses. Share-based compensation includes the fair value of stock options and restricted share units vested during the period.

Compensation provided to key management during the years ended December 31, 2021 and 2020 is as follows:

	December 31, 2021	December 31, 2020
	$	$
Short-term benefits	2,777,723	1,771,299
Share-based compensation	13,810,779	737,308
Total	16,588,502	2,508,607

A summary of other related party transactions during the years ended December 31, 2021 and 2020 is as follows:

	December 31, 2021	December 31, 2020
	$	$
Total transactions during the year:
Revenue	839,933	2,386,929
Cost of sales	41,109	55,928
Expenses
Consulting fees	938,940	2,426,990
Advertising and promotion	-	338,838
Interest and accretion	282,838	323,841
Loss on settlement of vendor-take-back loan	316,241	-
Share of loss from investment in associates and joint ventures	266,641	2,057,135

A summary of related party balances as at December 31, 2021 and 2020 is as follows:

	December 31, 2021	December 31, 2020
	$	$
Balances receivable (payable):
Investment in associates and joint ventures	885,269	1,026,909
Trade and other receivables	3,734,410	4,651,059
Loans receivable	125,995	148,660
Accounts payable and accrued liabilities	(382,794)	(686,480)
Contract liabilities	(55,434)	(72,343)
Vendor-take-back loan	-	(5,559,250)

34

Enthusiast Gaming Holdings Inc.
Management Discussion and Analysis
For the Year Ended December 31, 2021

RELATED PARTY TRANSACTIONS (Continued)

On August 27, 2019, the Company entered into a Management Services Agreement (the “Management SA”) with AIG eSports LP, a related party by nature of it being under the control or direction of the Chairman of the Company, as well as a Master Services Agreement (the “Master SA”) with Vancouver Arena Limited Partnership, a related party by nature of it being under the control or direction of the Chairman of Company (collectively, the “MSAs”). Pursuant to the Management SA, the Company is to provide a series of esports management services for a base compensation of $100,000 per month, plus an annual amount of USD $250,000, as well as other additional amounts receivable upon certain milestones relating to the performance of the esports teams under management. Pursuant to the Master SA, the Company receives a range of marketing and consulting services at a cost of $100,000 per month, as well as certain other costs payable upon certain milestones relating to third-party revenues generated by the Company relating to the Master SA services. The MSAs had a retroactive effective date of September 7, 2018, and contain payment-in-kind provisions whereas either party may, at its discretion, satisfy its amounts payable through the provision of its respective services. On April 1, 2021, the Management SA with AIG eSports LP and Master SA with Vancouver Arena Limited Partnership was terminated. During the year ended December 31, 2021, the Company recognized management revenue of $379,125 (December 31, 2020 - $1,535,331) relating to the Management SA, and recognized consulting expenses of $379,125 (December 31, 2020 - $2,080,216) relating to the Master SA. As at December 31, 2021, a balance of $452,730 (December 31, 2020 - $422,642) is included in trade and other receivables.

On April 6, 2020, the Company entered into an Exchange of Marketing Rights and Benefits Agreement with AIG eSports LP and Surge eSports LLC, related parties by nature of them being under the control or direction of the Chairman of the Company. Pursuant to the Exchange of Marketing Rights and Benefits Agreement the Company is to provide media advertising for AIG eSports LP and Surge eSports LLC sponsors and AIG eSports LP and Surge eSports LLC is to provide advertising for the Company. During the year ended December 31, 2021, the Company recognized media advertising revenue of $16,578 (December 31, 2020 - $206,940) and recognized advertising and promotional expense of $Nil (December 31, 2020 - $277,338) relating to the Exchange of Marketing Rights and Benefits Agreement. As at December 31, 2021, a balance of $55,434 (December 31, 2020 - $72,343) is included in contract liabilities for media advertising services to be provided by the Company to AIG eSports and Surge eSports LLC.

During the year ended December 31, 2021, the Company recognized cost of sales of $Nil (December 31, 2020 - $30,136) from AIG eSport LP and $Nil (December 31, 2020 - $25,792) from Surge eSports LLC respectively relating to team sponsorship fees. As at December 31, 2021, a balance of $29,952 (December 31, 2020 - $30,079) and $24,427 (December 31, 2020 - $24,531) is due to AIG eSports LP and Surge eSports LLC, respectively, which is included in accounts payable and accrued liabilities.

As at December 31, 2021, trade and other receivables include $3,225,177 (December 31, 2020 - $3,238,915) of amounts advanced to Surge eSports LLC, a related party by nature of it being under the control or direction of the Chairman of the Company. The Company intends to apply these advances against future share subscriptions in Surge eSports LLC. The advances are non-interest bearing and are receivable if the Company does not obtain share subscriptions in Surge eSports LLC.

On August 30, 2020, the Company completed the acquisition of Omnia, following the acquisition Blue Ant and its affiliated companies are related parties to the Company. As of July 19, 2021, Blue Ant holds less than 10% of the issued outstanding common shares of the Company and is no longer a related party of the Company. On July 19, 2021, Robb Chase, chief financial officer of Blue Ant, resigned from the Board of Directors of the Company. During the period from January 1, 2021 to July 19, 2021, the Company earned media revenue of $394,373 (August 31, 2020 to December 31, 2020 - $644,658) from Blue Ant and its affiliated companies and incurred cost of sales of $41,109 (August 31, 2020 to December 31, 2020 - $Nil). As at December 31, 2020, the Company had trade and other receivables of $741,403 due from Blue Ant and its affiliated companies. As at December 31, 2020, the Company had accounts payable and accrued liabilities of $380,152 due to Blue Ant and its affiliated companies. See Note 18 of the consolidated financial statements for the years ended December 31, 2021 and 2020 for information relating to the VTB loan payable to Blue Ant.

During the year ended December 31, 2021, the Company recognized consulting expenses of $75,012 (December 31, 2020 - $73,916) to Rivonia Capital Inc., a company in which a director of the Company is a principal. As at December 31, 2021, a balance of $7,063 (December 31, 2020 - $14,012) is included in account payable and accrued liabilities.

35

Enthusiast Gaming Holdings Inc.
Management Discussion and Analysis
For the Year Ended December 31, 2021

RELATED PARTY TRANSACTIONS (Continued)

During the year ended December 31, 2021, the Company recognized consulting expenses of $74,253 (December 31, 2020 - $Nil) to Franchise Agency LLC, an agency which represents a director of the Company. As at December 31, 2021, a balance of $55,654 (December 31, 2020 - $Nil) is included in account payable and accrued liabilities.

During the year ended December 31, 2021 the Company recognized $410,550 (December 31, 2020 - $272,858) in consulting fees relating to Board of Director and committee fees to certain directors. As at December 31, 2021, a balance of $265,698 (December 31, 2020 - $237,706) is included in account payable and accrued liabilities.

During the year ended December 31, 2021 the Company earned media revenue of $49,857 (December 31, 2020 - $Nil) from AFK Media Partnership, a related party by nature of it having common management as the Company. As at December 31, 2021, a balance of $56,503 (December 31, 2020 - $Nil) is included in trade and other receivables.

During the years ended December 31, 2021, the Company recognized advertising and promotion expense of $Nil (December 31, 2020 - $61,500) to MKTG Canada Inc., a company in which a director of the Company was the chief executive officer.

As at December 31, 2021, the Company has other receivables due from the Chief Corporate Officer of $Nil (December 31, 2020 - $248,099) relating to proceeds receivable for warrant exercises and withholding taxes receivable for stock option exercises.

As at December 31, 2021, the Company has loans receivable due from the President and Chief Corporate Officer of $80,297 (December 31, 2020 - $96,004) and $45,698 (December 31, 2020 - $52,656) respectively. The loans receivable are non-interest bearing and due on demand. See Subsequent Events (iii) and (v) below.

See Note 8 of the consolidated financial statements for the years ended December 31, 2021 and 2020 for information relating to an investment in associates controlled by a related party.

See Note 8 of the consolidated financial statements for the years ended December 31, 2021 and 2020 for information relating to an investment in joint under common management as the Company.

See Note 21 of the consolidated financial statements for the years ended December 31, 2021 and 2020 for information relating to stock options issued to officers and directors of the Company.

See Note 22 of the consolidated financial statements for the years ended December 31, 2021 and 2020 for information relating to restricted share units issued to officers and directors of the Company.

SUBSEQUENT EVENTS

(i)	On January 1, 2022, Enthusiast Gaming Media Inc. and Enthusiast Gaming Media III Holdings Inc. amalgamated with Enthusiast Gaming Inc. and Enthusiast Gaming Media II Holdings Inc. amalgamated with Enthusiast Gaming Live Inc.

(ii)	On February 14, 2022, the Company issued the remaining 35,770 common shares to be issued relating to the Outplayed MA were issued (see Note 5 of the consolidated financial statements for the years ended December 31, 2021 and 2020).

(iii)	On February 25, 2022, the loan receivable from the Chief Corporate Officer of $45,698 was repaid to the Company (see Note 24 of the consolidated financial statements for the years ended December 31, 2021 and 2020).

(iv)	On February 28, 2022, the USD $500,000 GameKnot Deferred Payment liability was settled by the Company issuing 111,267 common shares (see Note 17 of the consolidated financial statements for the years ended December 31, 2021 and 2020).

(v)	On March 15, 2022, the loan receivable from the President of $80,297 was repaid to the Company (See Note 24 of the consolidated financial statements for the years ended December 31, 2021 and 2020).

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company.

36

Enthusiast Gaming Holdings Inc.
Management Discussion and Analysis
For the Year Ended December 31, 2021

SEGMENTED INFORMATION

The Company operates in one industry segment of digital media and entertainment. The majority of the Company’s assets are located in Canada and the United States of America (“USA”). The Company sells into three major geographic centers: USA, Canada and other foreign countries. The Company has determined that it has a single reportable segment as the Company’s decision makers reviews information on a consolidated basis.

Revenues by pillar for the years ended December 31, 2021 and 2020 is as follows:

	December 31, 2021	December 31, 2020
	$	$
Media and content	152,444,727	60,887,990
Esports and entertainment	5,483,444	5,906,613
Subscription	9,436,115	6,168,878
Total	167,364,286	72,963,481

Revenue, in Canadian dollars, in each of these geographic locations for the years ended December 31, 2021 and 2020 is as follows:

	December 31, 2021	December 31, 2020
	$	$
Canada	2,501,988	3,047,706
USA	147,761,804	56,926,784
All other countries	17,100,494	12,988,991
Total	167,364,286	72,963,481

The non-current assets, in Canadian dollars, in each of the geographic locations as at December 31, 2021 and 2020 is as follows:

	December 31, 2021	December 31, 2020
	$	$
Canada	169,761,447	140,113,284
USA	153,549,460	50,338,388
France	3,453,744	-
England and Wales	1,752,444	3,934,877
Total	328,517,095	194,386,549

ADOPTION OF NEW OR AMENDED IFRS ACCOUNTING STANDARDS

No new IFRS accounting standards, interpretations or amendments were adopted during the year ended December 31, 2021.

SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes to the consolidated financial statements. These estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future. Actual results could differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to the accounting estimates are recognized in the period in which the estimates are revised. Significant areas requiring the Company to make estimates include goodwill impairment testing and recoverability of assets, identification and valuation of intangible assets acquired in business combinations, estimated useful life of long-lived assets, income taxes, the fair value of share-based payments, provisions for expected credit losses, fair value measurement of an investment not quoted in an active market and recognition of revenue on a gross versus net basis. These estimates and judgments are further discussed below:

37

Enthusiast Gaming Holdings Inc.
Management Discussion and Analysis
For the Year Ended December 31, 2021

SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

(a)	Goodwill impairment testing and recoverability of assets

In evaluating impairment, the Company determines the recoverable amount based on an assessment of value-in-use using a discounted cash flow approach. In determining the estimated recoverable amount, the Company’s significant assumptions include expected future cash flows, terminal growth rates and discount rates. The approach uses cash flow projections based upon a financial forecast approved by management, covering a five-year period. Cash flows for the years thereafter are extrapolated using the estimated terminal growth rate. The risk premiums expected by market participants related to uncertainties about the industry and assumptions relating to future cash flows may differ or change quickly, depending on economic conditions and other events.

(b)	Identification and valuation of intangible assets acquired in business combinations

In a business combination, all identifiable assets, liabilities and contingent liabilities acquired are recorded at their fair values. One of the most significant estimates relates to the determination of the fair value of intangible assets. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, management with assistance from an independent valuation expert develops the fair value using appropriate valuation techniques which are based on a forecast of the total expected future net cash flows. In determining the fair value of the intangible assets at the acquisition date, the Company’s significant assumptions include the future net cash flows, royalty rates, attrition rates and in the discount rate applied.

Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods. However, the measurement period will last for one year from the acquisition date.

(c)	Estimated useful lives of long-lived assets

Management reviews the useful lives of depreciable assets at each reporting date. Management assesses that the useful lives represent the expected utilization in terms of duration of the assets to the Company. Actual utilization, however, may vary due to technical obsolescence, particularly relating to website content and application and technology development.

(d)	Income taxes

At the end of each reporting period, the Company assesses whether the realization of deferred tax benefits is sufficiently probable to recognize deferred tax assets. This assessment requires the exercise of judgment on the part of management with respect to, among other things, benefits that could be realized from available income tax strategies and future taxable income, as well as other positive and negative factors. The recorded amount of total deferred tax assets could be reduced if estimates of projected future taxable income and benefits from available income tax strategies are lowered, or if changes in current income tax regulations are enacted that impose restrictions on the timing or extent of the Company’s ability to utilize deferred tax benefits.

The Company’s effective income tax rate can vary significantly quarter-to-quarter for various reasons, including the mix and volume of business in lower income tax jurisdictions and in jurisdictions for which no deferred income tax assets have been recognized because management believed it was not probable that future taxable profit would be available against which income tax losses and deductible temporary differences could be utilized. The Company’s effective income tax rate can also vary due to the impact of foreign exchange fluctuations.

(e)	Share-based payments

The fair value of all share-based payments granted are determined using the Black-Scholes option pricing model which incorporates assumptions regarding risk-free interest rates, dividend yield, expected volatility, estimated forfeitures, and the expected life of options. The Company has a significant number of options outstanding and expects to continue to make option grants.

38

Enthusiast Gaming Holdings Inc.
Management Discussion and Analysis
For the Year Ended December 31, 2021

SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

(f)	Provision for expected credit losses (“ECLs”)

The Company performs impairment testing annually for trade receivables in accordance with IFRS 9. The ECL model requires considerable judgment, including consideration of how changes in economic factors affect ECLs, which are determined on a probability-weighted basis. IFRS 9 outlines a three-stage approach to recognizing ECLs which is intended to reflect the increase in credit risks of a financial instrument based on i) 12-month expected credit losses, or ii) lifetime expected credit losses. The Company measures provision for ECLs at an amount equal to lifetime ECLs.

The Company applies the simplified approach to determine ECLs on trade receivables by using a provision matrix based on historical credit loss experiences. The historical results are used to calculate the run rates of default which are then applied over the expected life of the trade receivables, adjusted for forward looking estimates.

(g)	Fair value measurement of an investment not quoted in an active market

The fair value of an investment that is not quoted in an active market requires the use of judgments and estimates by management. Management used the valuation techniques and inputs outlined in Note 7 of the consolidated financial statements using all available data on the investment and market conditions at the date of these financial statements. Changes in these assumptions and conditions could result in changes of the reported fair value of this investment.

(h)	Recognition of revenue on a gross versus net basis

The Company follows the guidance provided in IFRS 15, Revenue from Contracts with Customers, for determining whether the Company is the principal or an agent in arrangements with customers that involve another party that contributes to providing a specified service to a customer. In these instances, the Company determines whether it controls the promised specified service itself (as principal) or arranges for the specified service to be provided by another party (as an agent). This determination depends on the facts and circumstances of each arrangement and, in some instances, involves significant judgment.

In March 2020, the World Health Organization declared the outbreak of the novel strain of the coronavirus, specifically identified as SARS-CoV-2, to be a pandemic. Responses to the SARS-CoV-2 outbreak have resulted in governments worldwide enacting emergency measures to combat the spread of the virus, causing disruptions to business operations worldwide and a significant increase in economic uncertainty, with more volatile commodity prices and currency exchange rates, and a marked decline in long-term interest rates. These events are resulting in a challenging economic climate in which it is difficult to reliably estimate the length or severity of these developments and their financial impact. The direct and indirect impact to the Company has been considered in management’s judgments, estimates and uncertainties at period-end. Although management has determined that no significant revisions to such estimates, judgments or assumptions were required at period-end, there could be a further prospective material impact in future periods to the extent that the negative impacts from SARS-CoV-2 continue or worsen. The Company is monitoring developments of the SARS-CoV-2 outbreak and will adapt its business plans accordingly.

ACCOUNTING STANDARDS AND AMENDMENTS ISSUED BUT NOT YET APPLIED

The Company is not aware of any proposed accounting standards or amendments that would have a significant effect on the consolidated financial statements.

39

Enthusiast Gaming Holdings Inc.
Management Discussion and Analysis
For the Year Ended December 31, 2021

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair values

The fair values of cash, investments, trade and other receivables, loans receivable, accounts payable and accrued liabilities and contract liabilities approximate their carrying values due to the relatively short-term nature of these financial instruments. The fair value of long-term debt, lease contract liabilities, deferred payment liability, other long-term debt, convertible debentures and vendor-take-back loan is based on observable market data and the calculation of discounted cash flows. Discount rates were determined based on current terms and conditions observed in the credit market.

The Company follows a three-tier categorization for its financial instruments as a framework for disclosing fair value based upon inputs used to value the Company's investments. The hierarchy is summarized as:

●	Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities

●	Level 2 – inputs that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices) from observable market data

●	Level 3 – inputs for assets and liabilities not based upon observable market data

As at September 3, 2021, the investment in Addicting Games is classified as a Level 3 financial instrument (see Note 7 of the consolidated financial statements for the years ended December 31, 2021 and 2020), and as at December 31, 2021 the Vedatis Earn-Out Payment liability is classified as a Level 3 financial instrument (see Note 17 of the consolidated financial statements for the years ended December 31, 2021 and 2020).

Total interest income and interest expense for the years ended December 31, 2021 and 2020 for financial assets or financial liabilities that are not at fair value through profit or loss can be summarized as follows:

	December 31, 2021	December 31, 2020
	$	$
Interest income	(51,529)	(102,158)
Interest and accretion expense	2,844,956	5,236,482
Net interest expense	$2,793,427	$5,134,324

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, foreign currency risk and interest rate risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.

The Company’s maximum exposure to credit risk for its trade receivables is summarized as follows:

	December 31, 2021	December 31, 2020
	$	$
Trade receivables aging:
0-30 days	26,263,555	16,461,821
31-60 days	685,112	846,232
61-90 days	868,473	537,836
Greater than 90 days	2,217,521	737,696
Total trade receivables	30,034,661	18,583,585
Expected credit loss provision	(58,472)	(67,466)
Net trade receivables	29,976,189	18,516,119

40

Enthusiast Gaming Holdings Inc.
Management Discussion and Analysis
For the Year Ended December 31, 2021

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

Credit Risk (Continued)

The movement in the expected credit loss provision can be reconciled as follows:

	December 31, 2021	December 31, 2020
	$	$
Expected credit loss provision:
Expected credit loss provision, beginning balance	(67,466)	(357,920)
Increase in provision for expected credit loss	-	(28,725)
Write-offs	-	319,174
Recoveries	8,504	-
Effect of movement in exchange rates	490	5
Expected credit loss provision, ending balance	(58,472)	(67,466)

The following default rates, determined based on historical default rates based on the aging of trade receivables, are used to calculate the expected credit loss provision on trade receivables as at December 31, 2021:

	Total	Not past due	Over 30 days past due	Over 60 days past due	Over 90 days past due
Default rates		0.13%	0.20%	0.33%	0.89%
Trade receivables	$30,034,661	$26,263,555	$685,112	$868,473	$2,217,521
Expected credit loss provision	$58,472	$34,539	$1,339	$2,905	$19,689

All of the Company’s cash is held with major financial institutions and thus the exposure to credit risk is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments.

Concentration risk

The Company has one customer which makes up more than 10% of revenue, this customer accounts for approximately 46.58% (December 31, 2020 – 67.02%) of trade receivables as at December 31, 2021 and 69.36% (December 31, 2020 – 64.09%) of revenues for the year ended December 31, 2021.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements.

The Company holds sufficient cash and working capital which is maintained through stringent cash flow management to ensure sufficient liquidity is maintained. The table below summarizes the Company's contractual obligations into relevant maturity groups at the statement of financial position date based on the expected contractual maturity date. The amounts disclosed in the table are the contractual undiscounted payments.

	Less than one year	One to two years	Two to three years	More than three years	Total
	$	$	$	$	$
Accounts payable and accrued liabilities	34,391,221	-	-	-	34,391,221
Contract liabilities	3,890,569	-	-	-	3,890,569
Income tax payable	114,094	-	-	-	114,094
Deferred payment liability (1)	29,604,825	23,200,740	-	2,141,645	54,947,210
Lease contract liabilities	858,387	943,882	670,543	778,607	3,251,419
Long-term debt	2,000,000	8,000,000	-	-	10,000,000
Other Long-term debt	11,121	11,121	11,121	365,187	398,550
Total	70,870,217	32,155,743	681,664	3,285,439	106,993,063

41

Enthusiast Gaming Holdings Inc.
Management Discussion and Analysis
For the Year Ended December 31, 2021

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

Liquidity Risk (Continued)

Notes:

(1)	The Company has, at its option, the ability to settle the deferred payment liability amounts in less than one year and one to two years either in cash or common shares. The Company has, at its option, the ability to settle the deferred payment liability amounts in more than three years half in cash and half in common shares.

Foreign currency risk

A large portion of the Company’s transactions occur in foreign currencies (including US dollars, UK pound sterling, and Euro) and, therefore, the Company is exposed to foreign currency risk at the end of the reporting period through its US dollars, UK pound sterling, and Euro denominated trade and other receivables, accounts payable and accrued liabilities, deferred payment liability, and cash. As at December 31, 2021, a 10% depreciation or appreciation of the US dollar, UK pound sterling, and Euro against the Canadian dollar would have resulted in an approximate $2,598,000, $75,000 and $330,000 decrease or increase, respectively, in total net loss and comprehensive loss.

Interest rate risk

The Company’s long-term debt bears interest at Banker’s Acceptance fee equal to CDOR rate plus 7.5%. Fluctuations in the Banker’s Acceptance fee equal to CDOR rate will result in changes to the months interest expense. A change in the annual interest rate of 0.50% would result in a $45,000 change in the annual interest expense.

COMMITMENTS

In addition to the financial liabilities summarized above, the Company has the following payment commitments with respect to consulting and other contractual obligations:

$
Not later than one year	875,000
Later than one year and not later than five years	1,267,000
Total	2,142,000

Further, the Company is subject to capital commitments pursuant to its investments in AIG Canada and AIG USA, see Note 8 of the consolidated financial statements for the year ended December 31, 2021 and 2020, as well as Surge eSports LLC which is being established under a similar structure. If the Company fails to make any capital contributions, as required, it may be subject to certain actions including the loss of rights or a reduction in equity ownership in order to satisfy the capital contribution requirements.

INTERNAL CONTROLS AND DISCLOSURE CONTROLS OVER FINANCIAL REPORTING

Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS. The control framework used to design the Company’s internal control over financial reporting is based on the Internal Control – Independent Framework (2013), published by the Committee of Sponsoring Organizations of the Treadway Commission. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Based on a review of the Company’s internal control procedures, the Company’s Chief Executive Officer and Chief Financial Officer believe its internal controls and procedures are appropriately designed and have certified on the operating effectiveness of internal controls as at December 31, 2021.

Changes in Internal Control Over Financial Reporting

There have been no material changes in the Company’s internal control over financial reporting during the year ended December 31, 2021, that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

42

Enthusiast Gaming Holdings Inc.
Management Discussion and Analysis
For the Year Ended December 31, 2021

INTERNAL CONTROLS AND DISCLOSURE CONTROLS OVER FINANCIAL REPORTING (Continued)

Disclosure Controls and Procedures

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, which is required to be disclosed by the Company in its filings or required to be submitted by the Company under securities legislation is recorded, processed and summarized and reported within specified time periods. Based on a review of the Company’s disclosure controls and procedures, the Company’s Chief Executive Officer and Chief Financial Officer believe its disclosure controls and procedures are appropriately designed and have certified on the operating effectiveness of internal controls as at December 31, 2021.

RISKS AND UNCERTAINTIES

The securities of Enthusiast Gaming should be considered highly speculative due to the nature of the Company’s businesses and the current stage of its development. Risks and uncertainties are discussed in great detail in the Company’s Annual Information Form available on SEDAR at www.sedar.com.

The risks presented in the Annual Information Form may not be all of the risks that the Company may face. It is believed that these are the factors that could cause actual results to be different from expected and historical results. Other sections of this MD&A and the consolidated financial statements for the year ended December 31, 2021, each of which are available on SEDAR, and other filings the Company has made and may make in the future with the applicable securities authorities, include additional factors that could have an effect on the business and financial performance of the Company’s business. The market in which the Company competes is very competitive and changes rapidly. Sometimes new risks emerge and management may not be able to predict all of them, or be able to predict how they may cause actual results to be different from those contained in any forward-looking statements. You should not rely upon forward-looking statements as a prediction of future results.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The information provided in this report, is the responsibility of management. During the preparation of financial statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management maintains a system of internal controls to provide reasonable assurance that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

The Company’s Board of Directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders. The Company’s Audit Committee meets with management quarterly to review the financial statement results, including the MD&A, and to discuss other financial, operating, and internal control matters. The Audit Committee receives a report from the independent auditors quarterly and is free to meet with them throughout the year.

ADDITIONAL INFORMATION

Additional information relating to the Company is available in the audited consolidated financial statements of the Company for the years ended December 31, 2021 and 2020. Additional information can also be found in the investors section of the Company’s website at www.enthusiastgaming.com or on the Company’s SEDAR profile at www.sedar.com including the most recently filed Annual Information Form and Management Information Circular.

43